
02067983


1977-2002

<2002 Annual Report>

Broadened the company's employee-centric footprint by entering the Human Resources Management Systems (HRMS) market.

2002

Released a Web-based suite of labor management applications designed to manage labor in real time on the front line. Heightened the company's competitive stance and altered the labor management playing field.

2001

Introduced client/server suite of labor management solutions, giving customers the ability to plan, track, and analyze their workforce through employee scheduling, leave management, time and attendance, labor activities, and labor analytics applications with a central database at the core.

25

1996

1990 2000 2001

Completed initial public offering on Nasdaq®.

1992

Delivered and patented the first electronic timeclock powered by a microprocessor that automatically recorded, totaled, and reported employee hours. Laid foundation for Kronos to quickly secure a leadership position and facilitated the transformation of an industry.

1979

Introduced PC-based time and attendance system.

1985

Today our employee-centric solutions are deployed in tens of thousands of organizations around the world.

2002

1977 1978 1979


1980
1981


1983
1984


1986
1987

1988 1989

c o n t i n u i n g t o m o v e f o r w a r d >

Kronos Incorporated was founded on October 31, 1977. Named Kronos after the Greek word for time, the company was the answer to an entrepreneur's dream to find a small industry where the competition was technologically backward, revolutionize the business with microprocessor technology, and eventually secure a leadership position.

After 25 years...

we ask ourselves:

"What is the impact we've had on business?"

The answer came to us
on April 11, 2002 as we commemorated
our 25th year in business by presiding
over the NASDAQ Market Open.
On that day, the president of NASDAQ said to us:

"We congratulate you for your tremendous success
and for what you've done
for the country and global productivity."

Forward-Looking Statements *This Annual Report includes forward-looking statements as the term is defined in the Private Litigation Reform Act of 1995. In some cases, you can identify our forward-looking statements by the words "will," "believes," "should," and similar expressions. For information concerning forward-looking statements and important factors that could cause our actual results to differ materially from those in such statements, please see page 22 of this Annual Report.*

< financial highlights >

In thousands, except share data	2002	2001	2000	1999	1998
		Year Ended September 30,			
Operating data:					
Net revenues	**$342,377**	$295,290	$271,195	$256,191	$203,516
Net income	**$ 28,827**	$ 16,504	$ 15,701	$ 22,378	$ 14,720
Pro forma net income[1]	**$ 28,827**	$ 22,663	$ 18,723	$ 24,463	$ 15,894
Net income per common share[2]:					
Basic	**$ 1.47**	$ 0.88	$ 0.84	$ 1.19	$ 0.79
Diluted	**$ 1.42**	$ 0.85	$ 0.81	$ 1.14	$ 0.77
Pro forma net income per common share[1][2]:					
Basic	**$ 1.47**	$ 1.21	$ 1.00	$ 1.30	$ 0.86
Diluted	**$ 1.42**	$ 1.17	$ 0.97	$ 1.24	$ 0.83
Balance sheet data:					
Total assets	**$333,024**	$289,098	$240,641	$229,711	$164,286

(1) For comparability, the pro forma net income and net income per common share amounts reflect the elimination of the fiscal 2001 special charge of $3.7 million related to the termination of Kronos' CrossWind operations and costs of severance and other benefits related to a workforce reduction, as well as the elimination of goodwill amortization resulting from the application of new accounting provisions in the amounts of $5.2 million in fiscal 2001, $4.6 million in fiscal 2000, $3.2 million in fiscal 1999 and $1.8 million in fiscal 1998.

(2) The presentation of amounts per share have been restated to reflect the Company's three-for-two stock split that was paid on November 15, 2001 to stockholders of record as of November 5, 2001.


Net Revenues (in millions of dollars)
$350
300
250
200
150
100
50
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02

Janet Greenough, *Director, Real Estate & Telecommunications*
21 years of service—*Started in 1981*


U
A

"I was attracted to Kronos' entrepreneurial spirit when I joined the company, and I'm pleased to say that spirit has never faded. Kronos always strives to do better, and the management team's focus on constant improvement leads to growth opportunities for every employee. The talented people and collaborative environment make Kronos a great place to work, and the demonstrated respect and support from the management team makes it a rewarding experience."

"As the pioneer in our industry, Kronos has always needed to embrace change. We've had to re-make ourselves a number of times over the years, whether it was to leverage technology or market opportunities, and those experiences have created a culture where employees can grow both personally and professionally. The focus has always been on great people. Kronos' success is the result of hard work from the quality people we've hired over the years."



Joe Lelievre, *Director, Technical Support*
24 years of service—*Started in 1978*

2,200
number of Kronos employees

To Shareholders, Customers, and Employees:

We are fortunate to say that Fiscal 2002 was one of the most invigorating years in our history. This past year, we proved once again that we are veterans of moving in the direction of our goals with steadfast energy and determination. We have a clear-sighted ability to formulate a plan of action and execute it, swiftly and decisively.

In Fiscal 2002, Kronos' revenues grew to $342.4 million—up from $295.3 million last year. We are pleased to report that our net income for the year was $28.8 million, or $1.42 per diluted share. Earnings before interest expense, taxes, depreciation, and amortization (EBITDA) was $66.5 million, or $3.27 per diluted share. Despite spending $31.9 million on acquisitions and an additional $25.2 million on stock buybacks, we ended the year with a record $74.7 million in cash and investments. We began the new fiscal year with $115.5 million in deferred product, professional services, and maintenance revenue.

While we are very pleased with our results, we are even more proud of our track record, as it is one that is shared by only a few top-performing companies. We have recorded 91 consecutive quarters of year-over-year revenue growth and 62 consecutive quarters of profitability—a remarkable streak considering the current state of the economy.

There is no secret formula to our success. We set clear goals, hire and retain the best talent, deliver great products, and take care of our customers.

Our customer satisfaction ratings are a testimony to our customer attentiveness and a key to our success. Each year 10,000 Kronos customers are surveyed on Kronos' behalf to help keep a pulse on our progress. The most recent survey revealed that 95 percent of respondents are willing to recommend Kronos products and services to others; and 95 percent are willing to purchase additional Kronos products and services.

Cash Flow from Operations
(in millions of dollars)


$75
60
45
30
15
0
'98
'99
'00
'01
'02

We are proud of these statistics and pleased to hear that our customers are delighted with our products and services.

Revenue from existing customers represents approximately 70 percent of our total revenue. Kronos customers purchase repeatedly from us because they get real value from our products and services, because our products work, and because they trust us. Customers trust us because we deliver on promises, and because we listen and quickly respond to their evolving needs.

Poised for Growth After an Invigorating Year We set ambitious goals for Kronos in Fiscal 2002. The most noteworthy of which were: increase our presence in the mid-market; expand our leadership position in the enterprise market; and enter the Human Resources Management Systems (HRMS) market.

Mid-market focus enhances competitiveness. One year ago we devised a series of strategies to increase our presence in the mid-market, which we define as organizations with 250–2,500 employees. We realigned our distribution channel to better serve the needs of this segment, and unveiled special programs targeted at helping small- and mid-size organizations to improve labor productivity.

We made our most significant stride deeper into the mid-market when we acquired the integrated software business of the Workforce Solutions



Mark S. Ain
Chief Executive Officer and Chairman



Paul A. Lacy *Executive Vice President and Chief Financial and Administrative Officer*



Aron J. Ain
Executive Vice President and Chief Operating Officer

"Some mechanical timeclocks that now keep a record of workers' hours were designed during the Great Depression. But in 1979, a brash start-up company from Waltham, Mass., introduced the first electronic timeclock in the U.S., and the rest of the mini-industry has been waking up."

–Timing is All, *Fortune*, June 24, 1985

"Kronos continues to be a great business partner. Over the past sixteen years we used Kronos solutions to solve our evolving labor management needs while growing from 6 stores to 36 stores with thousands of additional employees. Along the way, we have achieved dramatic improvements in the areas of forecasting and scheduling, which have led to heightened productivity and reduced operating costs."


7 years
16 years

D E P E N

Kevin Campbell, *Director of Store Payroll and Expenses*
Bob's Stores *(3,000 employees)—Customer since 1986*

91

number of consecutive quarters of year-over-year revenue growth

"We originally turned to Kronos to automate our labor data collection processes. Now they're helping us optimize our labor management processes by facilitating our move to Web solutions. We find considerable value in our Kronos relationship—they listen to our needs and help us work smarter."

Sheri Starkey,
Associate Director of Human Resources and Director of Total Compensation
Southern Methodist University
(4,500 employees)—Customer since 1995

Mike Goodyear, *IT Business Analyst*
Spartan Stores, Inc. *(42,000 employees)—Customer since 1984*




18 years

"We operate in a highly competitive industry, complicated further by our compilation of different retail properties and wholesale goods. Kronos gives us the tools we need to streamline labor-related processes and keep our workforce running smoothly. For almost 20 years, Kronos has kept on top of our needs and requirements, easily accommodating our massive growth with its leading-edge product evolution. And we are confident this track record will continue into the future."

"Since labor eats up a large chunk of overall operating expenses, companies such as Kronos find themselves in high demand."
–*Investor's Business Daily,* November 20, 2001



Cash and Marketable Securities
(in millions of dollars)
$75
60
45
30
15
0
'98
'99
'00
'01
'02

Division of SimplexGrinnell. For many years, the division operated as Simplex Time Recorder Company. When we founded Kronos, vendors such as Simplex viewed us as a brash start-up and dismissed us as a flash in the pan. By the mid-1980s, after building Kronos into a $20 million company, Simplex and others began to take notice. And as the familiar phrase goes, "The rest is history." What did SimplexGrinnell customers gain by becoming Kronos customers? They secured immediate access to our advanced solutions and superior service organization. What did Kronos gain by acquiring the division? We secured a stronger foothold in the mid-market because more than 90 percent of the thousands of customers that we acquired from SimplexGrinnell are mid-size organizations.

Web solutions widen enterprise lead. At the center of our enterprise leadership strategy is a suite of products called Workforce Central®. We changed the labor management playing field when we delivered our Web-based suite in 2001. Millions of employees within some of the world's most well established organizations use Workforce Central every day. The suite now makes up the majority of our overall software revenue.

We designed Workforce Central with users, for users, to optimize their labor management processes. It is a powerful suite of configurable applications for managing labor on the front line, and features a fully interactive Web-based client that fits into existing computing environments, reduces the cost of desktop management, and enables the application to be easily accessed from anywhere in the enterprise.

We continue to fine-tune the suite to make it even more scalable and relevant to the world's largest companies. Our development efforts in Fiscal 2002 included the release of support for the DB2 database. The release of DB2, coupled with existing support for Microsoft SQL Server and Oracle, allows Kronos' solutions to run on more than 90 percent of the databases in use today.

62 *number of consecutive quarters of profitability*

40,000

number of organizations that use Kronos solutions

Advancement into HRMS expands range of possibilities. If you've grown used to thinking of Kronos as a labor management software company, pay attention. We recently changed the rules. These days we're tackling a crucial market—one that's key to our growth at Kronos. Under the new rules, we broadened our footprint and expanded the concept of Kronos by entering the HRMS market.

The HRMS market can be divided into three distinct segments. Traditional Enterprise Resource Planning (ERP) vendors dominate the high end, which is sometimes called the enterprise segment. Service bureaus—vendors that offer products via a licensed, subscription model—dominate the low end of the market. We are focusing our efforts on the mid-market, targeting organizations with 250–2,500 employees. In the U.S., this represents approximately 76,000 businesses—thousands of which are already Kronos labor management customers. Our research shows that approximately 40 percent of the companies in this space are using a service bureau to process payroll, and the remaining 60 percent are running licensed software in-house.

If you look at the 60 percent of the organizations who are using an in-house system, there are several dynamics taking place: The market is highly fragmented with no dominant vendor; the market is poised for quick adoption of Web-based solutions; and organizations are looking for an integrated suite of human resources, payroll, and labor management products from a vendor they can trust. We believe we can be that vendor for the mid-market, while continuing to provide our enterprise customers with the industry's strongest labor management solution.

This past year we acquired the technology we needed to enter the HRMS market. We are now a single-source provider of integrated, Web-based human resources, payroll, and labor management solutions.







"Donatelle Plastics chooses to find the best vendor and stick with them for the long term. Kronos helped us automate our collection of time and attendance data long ago. Now, we are more interested in using the information for further business benefit. Today we use a Kronos solution to manage the entire employee lifecycle. Kronos is a trusted vendor which allows us to have a fully integrated, Web-based, single-source solution for our labor management, HR, and payroll applications."



8 years

Joe Donato, *Network Supervisor*
Donatelle Plastics, Incorporated *(250 employees)—Customer since 1994*

95%

existing customers who would recommend Kronos to a colleague

"General Mills is a company of champions. When we choose to partner with a vendor, we want them to be champions also. We want them to embrace our commitment to excellence. Kronos does just that. Kronos is a trusted champion vendor that empowers us to continually improve usage of our labor management solution far beyond its initial purpose."

Patrick Cordell, *Finance Manager*
Pillsbury/General Mills
(29,000 employees)—Customer since 1987

Jeri-Jean Ferré, Director, HRIS Payroll
Children's Hospital, Inc. *(4,500 employees)—Customer since 1992*



15 years



10 years
N C E

"Over the years, Kronos has helped us align our employee processes with our HR vision of providing services that enable our managers and staff to maximize job performance and effectiveness. We've more than doubled our staff since joining the Kronos family and have found a great deal of comfort in seeing the relationship blossom through the years. We think of Kronos as a constant source of encouragement to stay ahead of the technology curve."

59 *the number of Kronos offices worldwide*

When we articulated our HRMS strategy to industry analysts, many said they predicted our move years ago. Expanding beyond labor management into the HRMS market is a natural evolution—a logical move—for Kronos, and a larger opportunity to improve the productivity of organizations' most valuable assets: their employees.

The Employee-centric Path Ahead All the ideas Kronos started with a quarter of a century ago are fundamentally true today. We've always strived to help organizations better manage their workforce. Moving into the new fiscal year, we will continue to broaden our employee-centric footprint. We will look for more ways to help organizations align their people and processes with overarching corporate objectives so they can keep pace with the ever-changing state of business.

We are proud of our track record of revenue growth and profitability, especially considering the backdrop of this tough economic environment. By accomplishing our three main goals this past year, we have laid the foundation for future growth. Thanks to the dedication and support of our thousands of shareholders, 40,000 customers, and 2,200 employees, our future holds a wealth of opportunity.

Kronos is a company with superior products and services, a satisfied customer following, and significant prospects. These attributes instill confidence that we will meet our goal of being the leading provider of business applications that help organizations manage their entire employee lifecycle.



First product shipment in 1979


9:30:00
NASDAQ
NASDAQ

Kronos performs NASDAQ Market Open 2002

Mark S. Ain
Chief Executive Officer and Chairman

Paul A. Lacy
Executive Vice President and Chief Financial and Administrative Officer

Aron J. Ain
Executive Vice President and Chief Operating Officer

Financial Table of Contents

Management's Discussion and Analysis of Financial Condition and Results of Operations 14

Consolidated Statements of Income 24

Consolidated Balance Sheets 25

Consolidated Statements of Shareholders' Equity 26

Consolidated Statements of Cash Flows 27

Notes to Consolidated Financial Statements 28

Report of Ernst & Young LLP, Independent Auditors 43

Selected Quarterly Financial Data (Unaudited) 44

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This discussion includes certain forward-looking statements about Kronos' business and its expectations, including statements relating to revenues derived from prior acquisitions, product and service revenues and revenue growth rates, deferred maintenance revenue, gross profit, operating expenses, future acquisitions and available cash, investments and operating cash flow and the future effects of accounting pronouncements. Any such statements are subject to risk that could cause the actual results to vary materially from expectations. For a further discussion of the various risks that may affect Kronos' business and expectations, see "Certain Factors That May Affect Future Operating Results" at the end of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Critical Accounting Policies

Management's discussion and analysis of financial condition and results of operations are based upon Kronos' consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires Kronos to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses, and related disclosures of contingent assets and liabilities. Kronos bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

Kronos has identified the following critical accounting policies that affect the more significant judgments and estimates used in the preparation of consolidated financial statements. This listing is not a comprehensive list of all of Kronos' accounting policies. Please refer to Note A in the Notes to Consolidated Financial Statements for further information.

Revenue Recognition—The Company licenses software and sells data collection hardware and related ancillary products to end-user customers through its direct sales force as well as indirect channel customers, ADP and its independent resellers. Substantially all of the Company's software license revenue is earned from perpetual licenses of off-the-shelf software requiring no modification or customization. The software license, data collection hardware and related ancillary product revenues from the Company's end-user customers and indirect channel customers are generally recognized using the residual method when:

- persuasive evidence of an arrangement exists, which is typically when a non-cancelable sales and software license agreement has been signed;
- delivery, which is typically FOB shipping point, is complete for the software (either physically or electronically), data collection hardware and related ancillary products;
- the customer's fee is deemed to be fixed or determinable and free of contingencies or significant uncertainties;
- collectibility is probable; and
- vendor specific objective evidence of fair value exists for all undelivered elements, typically maintenance and professional services.

Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue, assuming all other conditions for revenue recognition have been satisfied. Substantially all of the Company's product revenue is recognized in this manner. If the Company cannot determine the fair value of any undelivered element included in an arrangement, the Company will defer revenue until all elements are delivered, services are performed or until fair value can be objectively determined.

As part of an arrangement, end-user customers typically purchase maintenance and support contracts as well as professional services from the Company. Maintenance and support services include telephone and Web-based support as well as rights to unspecified upgrades and enhancements, when and if the Company makes them generally available. Professional services are deemed to be non-essential and typically are for implementation planning, loading of software, installation of the data collection hardware, training, building simple interfaces, running test data, and assisting in the development and documentation of pay rules and best practices consulting.

Revenues from maintenance and support services are recognized ratably over the term of the maintenance and support contract period based on vendor specific objective evidence of fair value. Vendor specific objective evidence of fair value is based upon the amount charged when purchased separately, which is typically the contract's renewal rate. Maintenance and support services are typically stated separately in an arrangement. The Company has classified the allocated fair value of revenues pertaining to the contractual maintenance and support obligations that exist for the 12-month period subsequent to the balance sheet date as a current liability, and the contractual obligations with a term beyond 12 months as a non-current liability. Revenues from time and material support services are recognized as the services are delivered.

Revenues from professional services are generally recognized based on vendor specific objective evidence of fair value when: (1) a non-cancelable agreement for the services has been signed or a customer's purchase order has been received; and (2) the professional services have been delivered. Vendor specific objective evidence of fair value is based upon the price charged when these services are sold separately and are typically an hourly rate for professional services and a per class rate for training. Based upon the Company's experience in completing product implementations, it has determined that these services are typically delivered within a 12-month period subsequent to the contract signing and therefore classifies deferred professional services as a current liability.

The Company's arrangements with its end-user customers and indirect channel customers do not include any rights of return or price protection, nor do arrangements with indirect channel customers include any acceptance provisions. Generally, the Company's arrangements with end-user customers also do not include any acceptance provisions. However, if an arrangement does include acceptance provisions, they typically are based on the Company's standard acceptance provision. The Company's standard acceptance provision provides the end-user customer with a right to a refund if the arrangement is terminated because the product did not meet Kronos' published specifications. Generally, the Company determines that these acceptance provisions are not substantive and therefore should be accounted for as a warranty in accordance with SFAS No. 5.

At the time the Company enters into an arrangement, the Company assesses the probability of collection of the fee and the terms granted to the customer. For end-user customers, the Company's typical payment terms include a deposit and subsequent payments, based on specific due dates, such that all payments for the software license, data collection hardware and related ancillary products, as well as services included in the original arrangement are ordinarily due within one year of contract signing. The Company's payment terms for its indirect channel customers are less than 90 days and typically due within 30 days of invoice date.

If the payment terms for the arrangement are considered extended or if the arrangement includes a substantive acceptance provision, the Company defers revenue not meeting the criterion for recognition under SOP 97-2 and classifies this revenue as deferred revenue, including deferred product revenue. This revenue is recognized, assuming all other conditions for revenue recognition have been satisfied, when the payment of the arrangement fee becomes due and/or when the uncertainty regarding acceptance is resolved as generally evidenced by written acceptance or payment of the arrangement fee. The Company reports the allocated fair value of revenues related to the product element of arrangements as a current liability because of the expectation that these revenues will be recognized within 12 months of the balance sheet date.

Since fiscal 1996, the Company has had a standard practice of providing creditworthy end-user customers the option of financing arrangements beyond one year. These arrangements, which encompass separate fees for software license, data collection hardware and ancillary products, maintenance and support contracts and professional services, are evidenced by distinct standard sales, license and maintenance agreements and typically require equal monthly payments. The term of these arrangements typically range between 18 and 36 months. At the time the Company enters into an arrangement, the Company assesses the probability of collection and whether the arrangement fee is fixed or determinable. The Company considers its history of collection without concessions as well as whether each new transaction involves similar customers, products and arrangement economics to ensure that the history developed under previous arrangements remains relevant to current arrangements. If the fee is not determined to be collectible, fixed or determinable, the Company will initially defer the revenue and recognize when collection becomes probable, which typically is when payment is due assuming all other conditions for revenue recognition have been satisfied.

Allowance for Doubtful Accounts and Sales Returns Allowance — Kronos maintains an allowance for doubtful accounts to reflect estimated losses resulting from the inability of customers to make required payments. This allowance is based on estimates made by Kronos after consideration of factors such as the composition of the accounts receivable aging and bad debt history. If the financial condition of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances and bad debt expense may be required. In addition, Kronos maintains a sales returns allowance to reflect estimated losses for sales returns and adjustments. Sales returns and adjustments are generally due to incorrect ordering of product, general customer satisfaction issues or incorrect billing. This allowance is established by Kronos using estimates based on historical experience. If Kronos experiences an increase in sales returns and adjustments, additional allowances and charges against revenue may be required.

Valuation of Intangible Assets and Goodwill — In assessing the recoverability of goodwill and other intangible assets, Kronos must make assumptions regarding the estimated future cash flows and other factors to determine the fair value of these assets. If these estimates or their related assumptions change in the future, Kronos may be required to record impairment charges against these assets in the reporting period in which the impairment is determined. For intangible assets, this evaluation includes an analysis of estimated future undiscounted net cash flows expected to be generated by the assets over their estimated useful lives. If the estimated future undiscounted net cash flows are insufficient to recover the carrying value of the assets over their estimated useful lives, Kronos will record an impairment charge in the amount by which the carrying value of the assets exceeds their fair value. For goodwill, the impairment evaluation includes a comparison of the carrying value of the reporting unit which houses goodwill to that reporting unit's fair value. Kronos has only one reporting unit. The fair value of the reporting unit is based upon the net present value of future cash flows, including a terminal value calculation. If the reporting unit's estimated fair value exceeds the reporting unit's carrying value, no impairment of goodwill exists. If the fair value of the reporting unit does not exceed its carrying value, then further analysis would be required to determine the amount of the impairment, if any. During the three-month period ended March 30, 2002, the Company completed the initial testing of the impairment of goodwill, as of October 1, 2001. As a result of the test, the Company has concluded that no impairment of goodwill existed as of October 1, 2001. In addition, during the three-month period ended September 30, 2002, the Company completed its annual testing of the impairment of goodwill, as of July 1, 2002. As a result of the test, the Company has concluded that no impairment of goodwill existed as of July 1, 2002. Therefore, as a result of these impairment tests, no impairment was recorded in fiscal 2002.

Capitalization of Software Development Costs — Costs incurred in the research, design and development of software for sale to others are charged to expense until technological feasibility is established. Thereafter, software development costs are capitalized and amortized to product cost of sales on a straight-line basis over the lesser of three years or the estimated economic lives of the respective products, beginning when the products are offered for sale. Costs incurred in the development of software for internal use are charged to expense until it becomes probable that future economic benefits will be realized. Thereafter, certain costs are capitalized and amortized to operating expense on a straight-line basis over the lesser of three years or the estimated economic life of the software.

Results of Operations

Revenues. Revenues amounted to $342.4 million, $295.3 million and $271.2 million in fiscal 2002, 2001 and 2000, respectively. Annual revenue growth amounted to 16% in fiscal 2002, 9% in fiscal 2001 and 6% in fiscal 2000. The revenue growth experienced in fiscal 2002 was attributable to the effect of incremental revenues derived from customers obtained from acquisitions of businesses over the preceding four quarters and core business growth resulting from increased demand for Kronos' services. Revenues from core business grew 5% and revenues attributable to acquisitions contributed 11% of revenue growth in fiscal 2002. In fiscal 2001, revenues from core business grew 7% and revenue attributable to acquisitions contributed 2% of revenue growth. Management presently anticipates that revenue growth, including revenues from customers obtained in the acquisition of businesses, will range between 10%–13% for fiscal 2003.

Product revenues amounted to $158.5 million, $154.1 million and $153.0 million in fiscal 2002, 2001 and 2000, respectively. Product revenues increased 3% in fiscal 2002, 1% in fiscal 2001, and decreased 7% in fiscal 2000. The product revenue growth experienced in fiscal 2002 was attributable to revenues related to the conversion to Kronos products by, and add-on sales to, customers acquired from other providers of labor management solutions. Product revenue derived from acquired customers was $10.7 million during fiscal 2002. Management believes that the decline in product revenues, excluding incremental product revenue from acquired customers, is attributable to the continued economic downturn resulting in many customers deferring or reducing their technology purchases. While management believes the impact on technology purchasing may be temporary, the effect may continue to cause delays or reductions in customer purchases of Kronos products and services in the future. The product growth during fiscal 2001 was primarily attributable to increased product sales volume as a result of customer demand for platform and capacity upgrades from existing customers and demand for Kronos' new products, and to a lesser extent, revenues from customers obtained from acquisitions of businesses. The discontinuance of maintenance on DOS and Unix products, which was effective October 31, 2001, contributed to this increase in product revenue as customers transitioned from those platforms.

Service revenues amounted to $183.9 million, $141.2 million and $118.1 million in fiscal 2002, 2001 and 2000, respectively. Service revenues grew 30% in fiscal 2002 as compared to 20% and 29% in fiscal 2001 and 2000, respectively. Service revenues amounted to 54%, 48% and 44% of total revenues in fiscal 2002, 2001 and 2000, respectively. Service revenue derived from acquired customers was $21.4 million in fiscal 2002, $5.0 million in fiscal 2001, and $8.5 million in fiscal 2000. In addition to the acquisition of businesses, the growth in service revenues in each of the fiscal years presented reflected an increase in maintenance revenues from the expansion of the installed base and the value of services sold to the installed base, as well as an increase in the level of professional services accompanying new and platform upgrade sales. The expansion of the installed base resulted from the cumulative effect of adding new sales to the base, and the acquisition of resellers and other companies. The increase in the value of services sold to the installed base was principally attributable to the platform upgrade of existing customers to Kronos' new products. Platform and capacity upgrade sales generally result in an increased value of maintenance contracts and level of professional service revenues. The growth in fiscal 2002 and 2001 service revenues also reflected the increase in delivery of professional services resulting from improving the efficiency of Kronos' service organization.

Deferred maintenance revenues increased 9% from September 30, 2001. Current deferred maintenance revenues increased 17% and long-term deferred maintenance revenues decreased 29% from September 30, 2001. The decrease in the long-term portion was due to Kronos' decision to curtail the practice of selling multi-year maintenance contracts. Kronos management does not anticipate significant reductions in the growth rate of deferred maintenance in the foreseeable future. Deferred professional services revenues increased 12% from September 30, 2001.

International revenues, which include revenues from Kronos' international subsidiaries and sales to independent international resellers, amounted to $27.1 million, $25.6 million and $24.1 million in fiscal 2002, 2001 and 2000, respectively. International revenues grew by 6% in fiscal years 2002 and 2001, and 8% in fiscal 2000. International revenues amounted to 8% of total revenues in fiscal 2002 and 9% of total revenues in fiscal years 2001 and 2000, respectively.

Gross Profit. Gross profit as a percentage of revenues was 62% in fiscal years 2002 and 2001, and 61% in fiscal 2000. Management anticipates overall gross profit to decline in fiscal 2003 as more revenue derives from newer products including its Kronos 4500 terminal and Human Resources Management System (HRMS) products, which carry higher royalty and production costs, and as Kronos increases its investment in infrastructure to support the introduction of its HRMS products. In addition, if service revenues continue to grow proportionately faster than product revenues, gross margins may decrease as service revenues have a lower gross profit.

Product gross profit as a percentage of product revenues was 76% in fiscal 2002 as compared to 78% in fiscal 2001. The decrease in product gross profit is primarily related to higher royalty and software amortization costs as well as higher production costs attributable to the Kronos 4500 terminal and related modules. Partially offsetting this decrease is a higher proportion of software sales, which typically carry a higher gross profit than hardware sales. The software component of product revenue increased to 63% of total product revenues in fiscal 2002 as compared to 57% and 54% in fiscal 2001 and 2000, respectively.

Service gross profit as a percentage of service revenues was 49% in fiscal 2002 as compared to 44% and 41% in fiscal 2001 and 2000, respectively. The improvement in service gross profit for each fiscal year presented is primarily attributable to increased productivity in the service organization. The improvement in productivity was the result of leveraging investments in service systems to more effectively manage the resources required to deliver professional services and customer support. In fiscal 2002 and 2001, the Company implemented systems that improved visibility to the current professional services and training revenue backlog and allowed service managers to more effectively schedule resources.

Net Operating Expenses. Net operating expenses as a percentage of revenues were 49% in fiscal 2002 as compared to 53% and 52% in fiscal 2001 and 2000, respectively. The decrease in net operating expenses as a percentage of revenues in fiscal 2002 was primarily due to the special charges recorded in the second and third quarters of fiscal 2001 and the elimination of goodwill amortization due to Kronos' adoption of Statements of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations" and No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets" effective October 1, 2001 (see Note G in the Notes to Consolidated Financial Statements). On a pro forma basis, excluding the special charge and amortization expense, net operating expenses as a percentage of revenues were 50% and 51% in fiscal 2001 and 2000, respectively. Although management intends to decrease operating expenses as a percentage of revenues in fiscal 2003, principally through productivity improvements, uncertainty related to the economic outlook and its impact on the timing of customers' purchases, as well as increased investment in infrastructure to support the introduction of the new HRMS products may prevent decreases as a percentage of revenues from being realized.

Sales and marketing expenses as a percentage of revenues were 32% in fiscal 2002 and 34% in both fiscal 2001 and 2000. Sales and marketing expenses were $109.8 million, $99.8 million and $92.5 million in fiscal 2002, 2001 and 2000, respectively. The increase in sales and marketing expenses in all periods presented is attributable to Kronos' investments in sales personnel and related support costs to maximize the penetration of existing accounts and to add new customers as well as initiatives to expand market awareness of Kronos products and services. The impact of converting Kronos' reseller operations to direct sales operations also contributed to the increase to a lesser extent. The decrease in sales and marketing expense as a percentage of revenue in fiscal 2002 was primarily due to leveraging our investment in infrastructure to generate higher sales volumes.

Engineering, research and development expenses as a percentage of revenues were 11% in all fiscal years presented. Engineering, research and development expenses were $37.0 million, $33.3 million and $29.9 million in fiscal 2002, 2001 and 2000, respectively. These expenses are net of capitalized software development costs of $11.2 million, $11.1 million and $9.8 million, respectively. The increase in engineering expenses in fiscal 2002 was primarily due to an increase in salary-related expenses for additional engineering personnel partially offset by a reduction in spending related to contract consultants. The significant project development efforts in fiscal 2002 principally related to further development and enhancement of the Workforce Central® suite, Kronos iSeries Central suite, Kronos 4500™ terminal and, to a lesser extent, the eForce® software acquired from SimplexGrinnell on December 28, 2001. In addition, during fiscal 2002, Kronos initiated its development of its newest products, Workforce HR™ and Workforce Payroll™. The growth in engineering, research and development expenses in fiscal 2001 resulted principally from the development of new Web-based software applications and hardware products.

General and administrative expenses were $21.2 million, $18.5 million and $17.8 million in fiscal 2002, 2001 and 2000, respectively. As a percentage of revenues, general and administrative expenses were 6% in fiscal 2002 and 2001 as compared to 7% in fiscal 2000. General and administrative expenses primarily consist of personnel and overhead related expenses for administrative, information technology, finance, legal and human resources support functions. The increase in general and administrative expenses in fiscal 2002 is primarily due to Kronos' investment in personnel and other infrastructure to support the growth of operations.

Amortization of intangible assets as a percentage of revenues was 1% in fiscal 2002 as compared to 3% in fiscal 2001, and 2% in fiscal 2000. The decrease in amortization is the result of the elimination of goodwill amortization described above. Other income, net as a percentage of revenues were 1% in fiscal 2002 and 2% in fiscal 2001 and 2000. Other income, net is principally interest income earned from Kronos' cash as well as investments in its marketable securities and financing arrangements.

Prior Year Special Charge. A special charge in the amount of $3.7 million was recorded in fiscal 2001. Approximately $3.0 million of the special charge was recorded in the second quarter of fiscal 2001 related to the termination of Kronos' Crosswinds Technology operations. The Crosswinds Technology Group, which was purchased in May 1999, was responsible for the product development, marketing and sales support of time and attendance applications that operated as a Microsoft Outlook plug-in product. Lower than anticipated sales of these applications, redundant infrastructure and ongoing operating losses resulted in the termination of the stand-alone operating unit. The $3.0 million charge consisted of $1.6 million in termination costs, $1.3 million for the write off of intangible assets and $0.1 million in other costs. Approximately $0.7 million of the special charge was recorded in the third quarter of fiscal 2001 related to termination costs from a reduction in workforce of approximately 90 employees. This charge was the result of management's effort to streamline operations to better align costs with expected revenues. As of September 30, 2002, Kronos did not have any remaining liability related to the special charge.

Income Taxes. The provision for income taxes as a percentage of pretax income was 35% in fiscal years 2002 and 2001, and 36% in fiscal 2000. Kronos' effective income tax rate may fluctuate between periods as a result of various factors, including income tax credits, amortization of goodwill for tax purposes, foreign tax rate differentials and state income taxes.

Newly Issued Accounting Standards. In June 2001, the Financial Accounting Standards Board (the "FASB") issued SFAS 141 and SFAS 142. Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to annual impairment tests in accordance with the FASB statements. Other intangible assets will continue to be amortized over their useful lives.

For acquisitions completed prior to June 30, 2001, the Company applied the new rules on accounting for business combinations and goodwill and other intangible assets beginning in the first quarter of fiscal 2002. For acquisitions completed after June 30, 2001, Kronos applied the new rules beginning in the fourth quarter of fiscal 2001. On a pro forma basis, Kronos would have realized an increase in net income of $3.5 million, or $0.18 per diluted share for fiscal 2001, and $3.0 million, or $0.16 per diluted share for fiscal 2000 if these new standards had been applied to fiscal 2001 and 2000.

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." This FASB statement addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. This statement supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS 144 is effective for Kronos beginning on October 1, 2002, and will not have a material effect on its earnings or financial position.

In January 2002, the Emerging Issues Task Force ("EITF") issued EITF No. 01-14, "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred" (formerly EITF Abstracts, Topic No. D-103). This EITF requires that reimbursements received for out-of-pocket expenses incurred should be characterized as revenue in the income statement as opposed to a reduction of expenses incurred. Out-of-pocket expenses include travel expenses such as airfare, hotel, mileage and meals that the customer will reimburse the service vendor. As a result of Kronos' adoption of the EITF, service revenues and the corresponding cost of sales increased by $1.3 million in fiscal 2001, and by $0.7 million in fiscal 2000. The financial statements included in this Annual Report and/or Form 10-K reflect this new classification.

Liquidity and Capital Resources

Kronos funds its business through cash generated by operations. If near-term demand for Kronos' products weakens or if significant anticipated sales in any quarter do not close when expected, the availability of such funds may be adversely impacted. If the need arose, Kronos believes that based on its current debt-free balance sheet and its financial position, it would be successful in securing financing from the capital markets.

Working capital as of September 30, 2002 amounted to $2.4 million as compared with $11.1 million at September 30, 2001. This decrease in working capital is primarily due to cash spent on the acquisition of businesses and software and the purchase of treasury stock during fiscal 2002. During fiscal 2002, working capital was reduced as Kronos used available cash of $31.9 million to complete acquisitions of businesses with minimal net working capital and to purchase the Abra Enterprise human resources and payroll software (HRMS technology).

In addition, Kronos completed repurchases of its common shares of approximately $25.2 million during fiscal 2002. Of this amount, approximately $21.3 million was for share repurchases pursuant to Kronos' stock repurchase program, and $3.9 million was related to the purchase of stock held for at least six months from employees related to the exercise of stock options. Cash, cash equivalents and marketable securities at September 30, 2002 increased to $74.7 million from $68.8 million at September 30, 2001.

Cash provided by operations amounted to $70.2 million in fiscal 2002 as compared to $54.4 million and $44.0 million in fiscal 2001 and 2000, respectively. The increase in operating cash flows in fiscal 2002 is principally attributable to an increase in net income, collection of accounts receivable from trade customers and the tax benefit from the exercise of stock options. These are partially offset by a reduced rate of increase in Kronos' deferred revenues as well as an increase in cash used due to timing of compensation-related payments. The growth rate of deferred professional services at September 30, 2002 declined from that experienced in the prior year principally due to more timely delivery of professional services resulting from an increase in service delivery personnel as well as increased productivity in the service organization. Similar to the prior year, deferred maintenance revenues decreased in comparison to the prior year as a result of Kronos' fiscal 2000 business decision to reduce the availability of multi-year maintenance contracts to customers. Although Kronos forgoes the cash received when multi-year contracts are accepted, management believes the loss of cash is offset by better economics achieved on annual maintenance renewals due to reduced selling costs and maintenance contract discounts. In addition, Kronos receives a corresponding cash benefit resulting from the tax treatment of the annual maintenance contracts as Kronos remits income taxes on maintenance contracts in the year the monies are received, which, in the case of multi-year maintenance contracts, results in more income taxes paid in the first year of the maintenance contract as compared to annual maintenance contracts. The increase in operating cash flows in fiscal 2001 was principally attributable to increased accrued compensation and collection of accounts receivable from trade customers as well as the reduction to Kronos' deferred tax asset related to multi-year maintenance contracts. The reduction in multi-year maintenance contracts creates a cash benefit as less cash is required to be remitted for tax purposes. Also contributing to the increase in cash flows during fiscal 2001 were non-cash charges related to the special charges recorded in the second and third quarters of fiscal 2001 as well as the non-cash charges related to deprecation and amortization. These factors are partially offset by a reduced rate of increase in Kronos' deferred maintenance revenues as a result of Kronos' fiscal 2000 business decision to reduce the availability of multi-year maintenance contracts to customers.

Cash used for property, plant and equipment was $11.6 million in fiscal 2002 compared to $7.6 million and $19.7 million in fiscal 2001 and 2000, respectively. Kronos' use of cash for property, plant and equipment in all periods presented includes investments in information system and infrastructure to improve and support expanding operations. In fiscal 2000, Kronos' investment included the development and construction of its corporate headquarters campus. Kronos' use of cash for the acquisition of businesses and software in fiscal 2002 was principally related to the acquisitions of specified assets and/or businesses of Kronos' dealers and/or other providers of labor management solutions as well as the acquisition of the source code license for the HRMS technology. Kronos is assessing several acquisition opportunities that may be completed over the next twelve months, although there can be no assurance that these acquisitions will be completed. Excess cash reserves not required for operations, investments in property, plant and equipment or acquisitions are invested in marketable securities. Net investments in marketable securities increased by $8.4 million in fiscal 2002 compared to an increase of $4.0 million in fiscal 2001 and a decrease of $14.1 million in fiscal 2000.

Under Kronos' stock repurchase program, Kronos repurchased 542,950 common shares during fiscal 2002 at a cost of $21.3 million compared to 354,675 common shares at a cost of $8.7 million in fiscal 2001 and 783,000 shares at a cost of $22.4 million in fiscal 2000. The common shares repurchased under the program are used for Kronos' employee stock option plans and employee stock purchase plan. Cash provided by operations was sufficient to fund investments in capitalized software development costs, property, plant and equipment and stock repurchases.

Kronos leases certain office space, manufacturing facilities and equipment under long-term operating lease agreements. Future minimum rental commitments under operating leases with non-cancellable terms of one year or more are as follows (in thousands):

Fiscal Year	Operating Lease Commitments
2003	$ 9,803
2004	$ 8,924
2005	$ 8,037
2006	$ 6,157
2007	$ 3,905
Thereafter	$ 3,673
	$40,499

Kronos believes that with cash generated from ongoing operations it has adequate cash and investments and operating cash flow to fund its investments in property, plant and equipment, software development costs, cash requirements under operating leases, cash payments related to acquisitions, if any, and any additional stock repurchases for the foreseeable future.

During fiscal 2002, Kronos did not engage in:

- material off-balance sheet activities, including the use of structured finance or special purpose entities,
- material trading activities in non-exchange traded commodity contracts, or
- transactions with persons or entities that benefit from their non-independent relationship with Kronos.

Quantitative and Qualitative Disclosures About Market Risk

Kronos is exposed to a variety of market risks, including changes in interest rates affecting the return on its investments, foreign currency fluctuations and decreases in its common stock price affecting capped call options. Refer to Note A "Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements for further discussion regarding marketable securities, foreign currency forward exchange contracts and capped call option arrangements. Kronos' marketable securities that expose it to market rate risks are comprised of debt securities. A decrease in interest rates would not adversely impact interest income or related cash flows pertaining to securities held at September 30, 2002, as all of these securities have fixed rates of interest. A 100 basis point increase in interest rates would not adversely impact the fair value of these securities by a material amount due to the size and average duration of the portfolio. Kronos' exposure to market risk for fluctuations in foreign currency relate primarily to the amounts due from subsidiaries. Exchange gains and losses related to amounts due from subsidiaries have not been material. For foreign currency exposures existing at September 30, 2002, a 10% unfavorable movement in the foreign exchange rates for each subsidiary location would not expose Kronos to material losses in earnings or cash flows. The calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. Kronos periodically enters into short term capped call options in conjunction with its stock repurchase initiatives. Kronos' exposure to a 20% decrease in the closing price of Kronos common stock at September 30, 2002 would not expose Kronos to material losses in earnings or cash flows.

Certain Factors That May Affect Future Operating Results

Except for historical matters, the matters discussed in the Annual Report and/or Form 10-K are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). Kronos desires to take advantage of the safe harbor provisions of the Act and is including this statement for the express purpose of availing itself of the protection of the safe harbor with respect to all forward-looking statements that involve risks and uncertainties.

Kronos' actual operating results may differ from those indicated by forward-looking statements made in this Annual Report and/or Form 10-K and presented elsewhere by management from time to time because of a number of factors including the potential fluctuations in quarterly results, timing and acceptance of new product introductions by Kronos and its competitors, the dependence on Kronos' time and attendance product line, the ability to attract and retain sufficient technical personnel, the protection of Kronos' intellectual property and the potential infringement on Kronos' intellectual property rights, competitive pricing pressure, and the dependence on alternate distribution channels and on key vendors, as further described below.

Potential Fluctuations in Results. Kronos' operating results, including revenue growth, sources of revenue, effective tax rate and liquidity, may fluctuate as a result of a variety of factors, including the purchasing patterns of its customers, mix of products and services sold, the ability of Kronos to effectively integrate acquired businesses into Kronos' operations, the timing of the introduction of new products and product enhancements by Kronos and its competitors, the strategy employed by Kronos to enter the Human Resources Management System ("HRMS") market, market acceptance of new products, competitive pricing pressure and general economic conditions. Kronos historically has realized a relatively larger percentage of its annual revenues and profits in the fourth quarter and a relatively smaller percentage in the first quarter of each fiscal year, although there can be no assurance that this pattern will continue. In addition, substantially all of Kronos' product revenue and profits in each quarter result from orders received in that quarter. If near-term demand for Kronos' products weakens or if significant anticipated sales in any quarter do not close when expected, Kronos' revenues for that quarter will be adversely affected. Kronos believes that its operating results for any one period are not necessarily indicative of results for any future period.

Product Development and Technological Change. Continual change and improvement in computer software and hardware technology characterize the markets for labor management systems. Kronos' future success will depend largely on its ability to enhance the capabilities and increase the performance of its existing products and to develop new products and interfaces to third-party products on a timely basis to meet the increasingly sophisticated needs of its customers. Although Kronos is continually seeking to further enhance its product offerings (including products for the HRMS market) and to develop new products and interfaces, there can be no assurance that these efforts will succeed, or that, if successful, such product enhancements or new products will achieve widespread market acceptance, or that Kronos' competitors will not develop and market products which are superior to Kronos' products or achieve greater market acceptance.

Dependence on Time and Attendance Product Line. To date, more than 90% of Kronos' revenues have been attributable to sales of time and attendance systems and related services. Although Kronos has introduced its products for the licensed HRMS market during fiscal 2002, Kronos expects that its dependence on the time and attendance product line for revenues will continue for the foreseeable future. Competitive pressures or other factors could cause Kronos' time and attendance products to lose market acceptance or experience significant price erosion, adversely affecting the results of Kronos' operations.

Dependence on Alternate Distribution Channels. Kronos markets and sells its products through its direct sales organization, independent resellers and its OEM partner, ADP. In fiscal 2002, approximately 11% of Kronos' revenue was generated through sales to resellers and ADP. Management does not anticipate that its entrance into the HRMS market will have a negative impact on its relationship with ADP. However, a reduction in the sales efforts of Kronos' major resellers and/or ADP, or termination or changes in their relationships with Kronos, could have a material adverse effect on the results of Kronos' operations.

Competition. The labor management industry is highly competitive. Technological changes such as those allowing for increased use of the Internet have resulted in new entrants into the market. Although Kronos believes it has core competencies that position it strongly in the marketplace, maintaining Kronos' technological and other advantages over competitors will require continued investment by Kronos in research and development and marketing and sales programs. There can be no assurance that Kronos will have sufficient resources to make such investments or be able to achieve the technological advances necessary to maintain its competitive advantages. Increased competition could adversely affect Kronos' operating results through price reductions and/or loss of market share. With Kronos' efforts to expand its labor management offering with the recent introduction of its HRMS product suite, Kronos will continue to meet strong competition. Many of these competitors may be able to adapt more quickly to new or emerging technologies or to devote greater resources to the promotion and sale of their HRMS products. Many of Kronos' HRMS competitors have significantly greater financial, technical and sales and marketing resources than Kronos, as well as more experience in delivering HRMS solutions. There can be no assurance that Kronos will be able to compete successfully in the HRMS marketplace, and its failure to do so could have a material adverse impact upon its business, prospects, financial condition and operating results.

Attracting and Retaining Sufficient Technical Personnel for Product Development, Support and Sales. Kronos has encountered intense competition for experienced technical personnel for product development, technical support and sales and expects such competition to continue in the future. Any inability to attract and retain a sufficient number of qualified technical personnel could adversely affect Kronos' ability to produce, support and sell products in a timely manner.

Protection of Intellectual Property. Kronos has developed, and through its acquisitions of businesses and software, acquired proprietary technology and intellectual property rights. Kronos' success is dependent upon its ability to further develop and protect its proprietary technology and intellectual property rights. Kronos seeks to protect products, software, documentation and other written materials primarily through a combination of trade secret, patent, trademark and copyright laws, confidentiality procedures and contractual provisions. While Kronos has attempted to safeguard and maintain its proprietary rights, it is unknown whether Kronos has been or will be successful in doing so.

Despite Kronos' efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of its products or obtain and use information that is regarded as proprietary. Policing unauthorized use of Kronos' products is difficult. While Kronos is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem, particularly in foreign countries where the laws may not protect proprietary rights as fully as in the United States. Kronos can offer no assurance that it can adequately protect its proprietary rights or that its competitors will not reverse engineer or independently develop similar technology.

Infringement of Intellectual Property Rights. Kronos cannot provide assurance that others will not claim that Kronos developed or acquired intellectual property rights are infringing on their intellectual property rights or that Kronos does not in fact infringe on those intellectual property rights.

Any litigation regarding intellectual property rights could be costly and time-consuming and divert the attention of Kronos' management and key personnel from business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement might also require Kronos to enter into costly royalty or license agreements, and in this event, Kronos may not be able to obtain royalty or license agreements on acceptable terms, if at all. Kronos may also be subject to significant damages or an injunction against the use of its products. A successful claim of patent or other intellectual property infringement against Kronos could cause immediate and substantial damage to its business and financial condition.

Consolidated Statements of Income

In thousands, except share and per share data	Year Ended September 30, 2002	2001	2000
Net revenues:			
Product	**$158,466**	$154,064	$153,049
Service	**183,911**	141,226	118,146
	342,377	295,290	271,195
Cost of sales:			
Product	**37,577**	33,993	34,939
Service	**94,061**	78,808	70,095
	131,638	112,801	105,034
Gross profit	**210,739**	182,489	166,161
Operating expenses and other income:			
Sales and marketing	**109,780**	99,767	92,457
Engineering, research and development	**36,970**	33,333	29,889
General and administrative	**21,196**	18,520	17,771
Amortization of intangible assets	**2,970**	7,557	6,491
Other income, net	**(4,668)**	(5,768)	(4,980)
Special charge	**—**	3,689	—
	166,248	157,098	141,628
Income before income taxes	**44,491**	25,391	24,533
Provision for income taxes	**15,664**	8,887	8,832
Net income	**$ 28,827**	$ 16,504	$ 15,701
Net income per common share:			
Basic	**$ 1.47**	$ 0.88	$ 0.84
Diluted	**$ 1.42**	$ 0.85	$ 0.81
Weighted-average common shares outstanding:			
Basic	**19,608,877**	18,756,510	18,644,007
Diluted	**20,362,541**	19,346,328	19,422,512

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

In thousands, except share and per share data	September 30, 2002	2001
ASSETS		
Current assets:		
Cash and equivalents	**$ 34,117**	$ 36,561
Marketable securities	**16,096**	13,812
Accounts receivable, less allowances of $9,697 in 2002 and $8,623 in 2001	**84,128**	79,579
Deferred income taxes	**6,893**	6,655
Other current assets	**17,835**	15,819
Total current assets	**159,069**	152,426
Property, plant and equipment, net	**38,635**	36,562
Marketable securities	**24,534**	18,400
Intangible assets	**20,545**	17,027
Goodwill	**56,167**	34,142
Capitalized software, net	**22,237**	16,598
Other assets	**11,837**	13,943
Total assets	**$333,024**	$289,098
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 6,212**	$ 7,272
Accrued compensation	**32,674**	26,932
Accrued expenses and other current liabilities	**10,831**	16,073
Deferred product revenues	**6,853**	4,143
Deferred professional service revenues	**33,551**	29,881
Deferred maintenance revenues	**66,550**	57,053
Total current liabilities	**156,671**	141,354
Deferred maintenance revenues	**8,588**	12,054
Other liabilities	**8,096**	4,674
Shareholders' equity:		
Preferred Stock, par value $1.00 per share: authorized 1,000,000 shares, no shares issued and outstanding	**—**	—
Common Stock, par value $.01 per share: authorized 50,000,000 shares, 19,911,952 and 19,154,138 shares issued at September 30, 2002 and 2001, respectively	**199**	192
Additional paid-in capital	**31,494**	20,548
Retained earnings	**143,175**	114,348
Cost of Treasury Stock (366,062 shares and 95,787 shares at September 30, 2002 and 2001, respectively)	**(14,020)**	(2,588)
Accumulated other comprehensive income (loss):		
Foreign currency translation	**(1,372)**	(1,796)
Net unrealized gain on available-for-sale investments	**193**	312
	(1,179)	(1,484)
Total shareholders' equity	**159,669**	131,016
Total liabilities and shareholders' equity	**$333,024**	$289,098

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

In thousands	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock Shares	Treasury Stock Amount	Total
Balance at September 30, 1999	18,952	$190	$ 31,023	$ 82,143	$ (337)	288	$ (8,761)	$104,258
Net income				15,701				15,701
Foreign currency translation					(941)			(941)
Net unrealized loss on available-for-sale securities					(88)			(88)
Comprehensive income								14,672
Proceeds from exercise of stock options			(10,829)			(500)	15,466	4,637
Proceeds from employee stock purchase plan			(1,384)			(141)	4,144	2,760
Purchase of treasury stock						818	(23,505)	(23,505)
Tax benefit from the exercise of stock options			4,799					4,799
Proceeds from sale of put options			169					169
Balance at September 30, 2000	18,952	190	23,778	97,844	(1,366)	465	(12,656)	107,790
Net income				16,504				16,504
Foreign currency translation					(518)			(518)
Net unrealized gain on available-for-sale securities					400			400
Comprehensive income								16,386
Proceeds from exercise of stock options	202	2	(6,659)			(594)	15,560	8,903
Proceeds from employee stock purchase plan			(2,053)			(218)	5,534	3,481
Purchase of treasury stock						443	(11,026)	(11,026)
Tax benefit from the exercise of stock options and other			5,482					5,482
Balance at September 30, 2001	19,154	192	20,548	114,348	(1,484)	96	(2,588)	131,016
Net income				28,827				28,827
Foreign currency translation					424			424
Net unrealized loss on available-for-sale securities					(119)			(119)
Comprehensive income								29,132
Proceeds from exercise of stock options	675	7	4,118			(274)	10,041	14,166
Proceeds from employee stock purchase plan	83		403			(83)	3,666	4,069
Purchase of treasury stock			(13)			627	(25,139)	(25,152)
Tax benefit from the exercise of stock options and other			9,248					9,248
Net investment in call options			(2,810)					(2,810)
Balance at September 30, 2002	**19,912**	**$199**	**$ 31,494**	**$143,175**	**$(1,179)**	**366**	**$(14,020)**	**$159,669**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

In thousands	Year Ended September 30, 2002	2001	2000
Operating activities:			
Net income	**$ 28,827**	$ 16,504	$ 15,701
Adjustments to reconcile net income to net cash and equivalents provided by operating activities:			
Depreciation	**9,513**	8,362	7,756
Amortization of intangible assets and goodwill	**2,970**	7,557	6,491
Amortization of capitalized software	**9,511**	8,249	8,191
Provision for deferred income taxes	**4,759**	1,976	(3,860)
Changes in certain operating assets and liabilities:			
Accounts receivable, net	**3,431**	(4,967)	(3,620)
Deferred product revenues	**2,716**	3,049	(300)
Deferred professional service revenues	**2,216**	5,524	4,275
Deferred maintenance revenues	**(1,282)**	771	4,149
Accounts payable, accrued compensation and other liabilities	**226**	3,887	(239)
Taxes payable	**(2,118)**	(1,039)	1,147
Non-cash portion of special charge	**—**	1,753	—
Other	**197**	(2,735)	(539)
Tax benefit from exercise of stock options and other	**9,248**	5,482	4,799
Net cash and equivalents provided by operating activities	**70,214**	54,373	43,951
Investing activities:			
Purchase of property, plant and equipment	**(11,557)**	(7,585)	(19,718)
Capitalized internal software development costs	**(11,216)**	(11,059)	(9,761)
(Increase) decrease in marketable securities	**(8,417)**	(3,974)	14,055
Acquisitions of businesses and software, net of cash acquired	**(31,859)**	(19,506)	(9,009)
Net cash and equivalents used in investing activities	**(63,049)**	(42,124)	(24,433)
Financing activities:			
Net proceeds from exercise of stock options and employee purchase plans	**18,235**	12,384	7,397
Purchase of treasury stock	**(25,152)**	(11,026)	(23,505)
(Net investment in) proceeds from call/put options	**(2,810)**	—	169
Net cash and equivalents provided by (used in) financing activities	**(9,727)**	1,358	(15,939)
Effect of exchange rate changes on cash and equivalents	**118**	(247)	(526)
(Decrease) increase in cash and equivalents	**(2,444)**	13,360	3,053
Cash and equivalents at the beginning of the period	**36,561**	23,201	20,148
Cash and equivalents at the end of the period	**$ 34,117**	$ 36,561	$ 23,201

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE A | Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of Kronos Incorporated and its wholly-owned subsidiaries (the "Company"). All intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made in the accompanying consolidated financial statements in order to conform to the fiscal 2002 presentation. The Company operates in one business segment, the development, manufacturing and marketing of labor management systems that improve workforce productivity and the utilization of labor resources.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Translation of Foreign Currencies: The assets and liabilities of the Company's foreign subsidiaries are denominated in each country's local currency and translated at the year-end rate of exchange. The related income statement items are translated at the average rate of exchange for the year. The resulting translation adjustments are excluded from income and reflected as a separate component of shareholders' equity. Realized and unrealized exchange gains or losses arising from transaction adjustments are reflected in operations. The Company may periodically have certain intercompany foreign currency transactions that are deemed to be of a long-term investment nature. Exchange adjustments related to those transactions are made directly to a separate component of stockholders' equity.

Cash Equivalents: Cash equivalents consist of highly liquid investments with maturities of three months or less at date of acquisition.

Marketable Securities: The Company's marketable securities consist of United States government agency bonds, corporate bonds and state revenue bonds. Bonds with a maturity of 12 months or longer at the balance sheet date are classified as non-current marketable securities. At September 30, 2002, no bonds had effective maturities that extend beyond February 2006. Marketable securities are carried at fair value as obtained from outside pricing sources. Interest income earned on the Company's cash, cash equivalents and marketable securities are included in other income, net and amounted to $1,740,000, $2,490,000, and $2,579,000 in fiscal 2002, 2001 and 2000, respectively.

Property, Plant and Equipment: Property, plant and equipment is stated on the basis of cost less accumulated depreciation, provisions for which have been computed using the straight-line method over the estimated useful lives of the assets, which are principally as follows:

Assets	Estimated Useful Life
Building	30 years
Machinery, equipment and software	3–5 years
Furniture and fixtures	8–10 years
Leasehold improvements	Shorter of economic life or lease-term

Valuation of Intangible Assets and Goodwill: In assessing the recoverability of goodwill and other intangible assets, the Company must make assumptions regarding the estimated future cash flows and other factors to determine the fair value of these assets. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges against these assets in the reporting period in which the impairment is determined. For intangible assets, this evaluation includes an analysis of estimated future undiscounted net cash flows expected to be generated by the assets over their estimated useful lives. If the estimated future undiscounted net cash flows are insufficient to recover the carrying value of the assets over their estimated useful lives, the Company will record an impairment charge in the amount by which the carrying value of the assets exceeds their fair value. For goodwill, the impairment evaluation includes a comparison of the carrying value of the reporting unit which houses goodwill to that reporting unit's fair value. The Company has only one reporting unit. The fair value of the reporting unit is based upon the net present value of future cash flows, including a terminal value calculation. If the reporting unit's estimated fair value exceeds the reporting unit's carrying value, no impairment of goodwill exists. If the fair value of the reporting unit does not exceed its carrying value, then further analysis would be required to determine the amount of the impairment, if any. No impairment was recorded during fiscal 2002. See Note G for a discussion of the Company's impairment tests and related results.

Revenue Recognition: The Company licenses software and sells data collection hardware and related ancillary products to end-user customers through its direct sales force as well as indirect channel customers, ADP and its independent resellers. Substantially all of the Company's software license revenue is earned from perpetual licenses of off-the-shelf software requiring no modification or customization. The software license, data collection hardware and related ancillary product revenues from the Company's end-user customers and indirect channel customers are generally recognized using the residual method when:

- persuasive evidence of an arrangement exists, which is typically when a non-cancelable sales and software license agreement has been signed;
- delivery, which is typically FOB shipping point, is complete for the software (either physically or electronically), data collection hardware and related ancillary products;
- the customer's fee is deemed to be fixed or determinable and free of contingencies or significant uncertainties;
- collectibility is probable; and
- vendor specific objective evidence of fair value exists for all undelivered elements, typically maintenance and professional services.

Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue, assuming all other conditions for revenue recognition have been satisfied. Substantially all of the Company's product revenue is recognized in this manner. If the Company cannot determine the fair value of any undelivered element included in an arrangement, the Company will defer revenue until all elements are delivered, services are performed or until fair value can be objectively determined.

As part of an arrangement, end-user customers typically purchase maintenance and support contracts as well as professional services from the Company. Maintenance and support services include telephone and Web-based support as well as rights to unspecified upgrades and enhancements, when and if the Company makes them generally available. Professional services are deemed to be non-essential and typically are for implementation planning, loading of software, installation of the data collection hardware, training, building simple interfaces, running test data and assisting in the development and documentation of pay rules and best practices consulting.

Revenues from maintenance and support services are recognized ratably over the term of the maintenance and support contract period based on vendor specific objective evidence of fair value. Vendor specific objective evidence of fair value is based upon the amount charged when purchased separately, which is typically the contract's renewal rate. Maintenance and support services are typically stated separately in an arrangement. The Company has classified the allocated fair value of revenues pertaining to the contractual maintenance and support obligations that exist for the 12-month period subsequent to the balance sheet date as a current liability, and the contractual obligations with a term beyond 12 months as a non-current liability. Revenues from time and material support services are recognized as the services are delivered.

Revenues from professional services are generally recognized based on vendor specific objective evidence of fair value when: (1) a non-cancelable agreement for the services has been signed or a customer's purchase order has been received; and (2) the professional services have been delivered. Vendor specific objective evidence of fair value is based upon the price charged when these services are sold separately and are typically an hourly rate for professional services and a per class rate for training. Based upon the Company's experience in completing product implementations, it has determined that these services are typically delivered within a 12-month period subsequent to the contract signing and therefore classifies deferred professional services as a current liability.

The Company's arrangements with its end-user customers and indirect channel customers do not include any rights of return or price protection, nor do arrangements with indirect channel customers include any acceptance provisions. Generally, the Company's arrangements with end-user customers also do not include any acceptance provisions. However, if an arrangement does include acceptance provisions, they typically are based on the Company's standard acceptance provision. The Company's standard acceptance provision provides the end-user customer with a right to a refund if the arrangement is terminated because the product did not meet Kronos' published specifications. Generally, the Company determines that these acceptance provisions are not substantive and therefore should be accounted for as a warranty in accordance with SFAS No. 5.

At the time the Company enters into an arrangement, the Company assesses the probability of collection of the fee and the terms granted to the customer. For end-user customers, the Company's typical payment terms include a deposit and subsequent payments, based on specific due dates, such that all payments for the software license, data collection hardware and related ancillary products, as well as services included in the original arrangement are ordinarily due within one year of contract signing. The Company's payment terms for its indirect channel customers are less than 90 days and typically due within 30 days of invoice date.

If the payment terms for the arrangement are considered extended or if the arrangement includes a substantive acceptance provision, the Company defers revenue not meeting the criterion for recognition under SOP 97-2 and classifies this revenue as deferred revenue, including deferred product revenue. This revenue is recognized, assuming all other conditions for revenue recognition have been satisfied, when the payment of the arrangement fee becomes due and/or when the uncertainty regarding acceptance is resolved as generally evidenced by written acceptance and/or payment of the arrangement fee. The Company reports the allocated fair value of revenues related to the product element of arrangements as a current liability because of the expectation that these revenues will be recognized within 12 months of the balance sheet date.

Since fiscal 1996, the Company has had a standard practice of providing creditworthy end-user customers the option of financing arrangements beyond one year. These arrangements, which encompass separate fees for software license, data collection hardware and ancillary products, maintenance and support contracts and professional services, are evidenced by distinct standard sales, license and maintenance agreements and typically require equal monthly payments. The term of these arrangements typically range between 18 and 36 months. At the time the Company enters into an arrangement, the Company assesses the probability of collection and whether the arrangement fee is fixed or determinable. The Company considers its history of collection without concessions as well as whether each new transaction involves similar customers, products and arrangement economics to ensure that the history developed under previous arrangements remains relevant to current arrangements. If the fee is not determined to be collectible, fixed or determinable, the Company will initially defer the revenue and recognize when collection becomes probable, which typically is when payment is due assuming all other conditions for revenue recognition have been satisfied.

Allowance for Doubtful Accounts and Sales Returns Allowance: The Company maintains an allowance for doubtful accounts to reflect estimated losses resulting from the inability of customers to make required payments. This allowance is based on estimates made by the Company after consideration of factors such as the composition of the accounts receivable aging and bad debt history. In addition, the Company maintains a sales returns allowance to reflect estimated losses for sales returns and adjustments. Sales returns and adjustments are generally due to incorrect ordering of product, general customer satisfaction issues or incorrect billing. This allowance is established by the Company using estimates based on historical experience.

Capitalization of Software Development Costs: Costs incurred in the research, design and development of software for sale to others are charged to expense until technological feasibility is established. Thereafter, software development costs are capitalized and amortized to product cost of sales on a straight-line basis over the lesser of three years or the estimated economic lives of the respective products, beginning when the products are offered for sale. Costs incurred in the development of software for internal use are charged to expense until it becomes probable that future economic benefits will be realized. Thereafter, certain costs are capitalized and amortized to operating expense on a straight-line basis over the lesser of three years or the estimated economic life of the software.

Stock-Based Compensation: The Company accounts for its stock-based compensation plans in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations. Under APB 25, no compensation expense is recognized as the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" (see Note P).

Income Taxes: The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Net Income Per Share: Net income per share is based on the weighted-average number of common shares and, when dilutive, includes stock options and put options (see Notes N and O).

Derivatives: The Company from time to time holds foreign currency forward exchange contracts having durations of less than 12 months. These forward exchange contracts offset the impact of exchange rate fluctuations on intercompany payables due from the Company's foreign subsidiaries. Forward exchange contracts are accounted for as cash flow hedges and are recorded on the balance sheet at fair value. Changes in the fair value are recognized in other comprehensive income until the gain or loss of the hedged item is recognized in earnings, at which time the change in the fair value is reclassified to earnings. For fiscal 2002, the difference between the cumulative change in the fair value of the hedge instruments and the cumulative change in the value of the hedged transactions was immaterial. As of September 30, 2002, these forward contracts had an immaterial fair value. In addition, during fiscal 2002, the Company entered into a limited number of call option arrangements. The Company's net investment was approximately $3.0 million in these instruments, which includes approximately $0.2 million in gain upon the maturity of one of the arrangements. The Company has classified the call option arrangements as an equity instrument in accordance with the provisions of EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock." The $0.2 million gain, which the Company received, was recorded as an increase to additional paid-in-capital.

Newly Issued Accounting Standards: In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." This FASB statement addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. This statement supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS 144 is effective for the Company beginning on October 1, 2002, and will not have a material effect on its earnings or financial position.

In January 2002, the Emerging Issues Task Force ("EITF") issued EITF No. 01-14, "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred" (formerly EITF Abstracts, Topic No. D-103). This EITF requires that reimbursements received for out-of-pocket expenses incurred should be characterized as revenue in the income statement as opposed to a reduction of expenses incurred. Out-of-pocket expenses include travel expenses such as airfare, hotel, mileage and meals that the customer will reimburse the service vendor. As a result of the adoption of the EITF, service revenues and the corresponding cost of sales increased by $1.3 million in fiscal 2001, and by $0.7 million in fiscal 2000. The financial statements included in this Annual Report and/or Form 10-K reflect this new classification.

NOTE B | Concentration of Credit Risk

The Company markets and sells its products through its direct sales organization, independent resellers and an OEM agreement with ADP, Inc. The Company's resellers have significantly smaller resources than the Company. The Company's direct sales organization sells to customers who are dispersed across many different industries and geographic areas. The Company does not have a concentration of credit or operating risk in any one industry or any one geographic region within or outside of the United States. The Company reviews a customer's (including reseller's) credit history before extending credit and generally does not require collateral. The Company establishes its allowances based upon factors including the credit risk of specific customers, historical trends and other information.

NOTE C | Marketable Securities

The following is a summary of marketable securities (in thousands):

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
September 30, 2002				
Available-for-sale securities:				
United States government and agency debt securities	**$ 5,605**	**$ 40**	**$ —**	**$ 5,645**
Municipal debt securities	**15,982**	**17**	**120**	**15,879**
U.S. corporate securities	**18,850**	**281**	**25**	**19,106**
	$40,437	**$338**	**$145**	**$40,630**
September 30, 2001				
Available-for-sale securities:				
United States government and agency debt securities	$ 403	$ 13	$ —	$ 416
Municipal debt securities	17,716	162	11	17,867
U.S. corporate securities	13,781	182	34	13,929
	$31,900	$357	$ 45	$32,212

The Company recorded gross proceeds from the sale of available-for-sale securities of $22.5 million and $23.7 million in fiscal 2002 and 2001, respectively. The Company recorded a gross realized gain of $298,000 and a gross realized loss of $296,000 in fiscal 2002 and 2001, respectively. In fiscal 2002 and 2001, the net unrealized loss of $119,000 and the net unrealized gain of $400,000, respectively, is included as a separate component of shareholders' equity.

The amortized costs and estimated fair value of debt securities at September 30, 2002 are shown below by effective maturity. Effective maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties (in thousands):

	Cost	Estimated Fair Value
Available-for-sale securities:		
Due in one year or less	$15,993	$16,096
Due after one year through two years	14,006	14,362
Due after two years through four years	10,438	10,172
	$40,437	$40,630

NOTE D | Accounts Receivable

Accounts receivable consists of the following (in thousands):

	September 30,		
	2002	2001	2000
Trade accounts receivable	**$ 93,825**	$ 88,202	$80,107
Non-current trade accounts receivable	**11,386**	12,679	11,941
	105,211	100,881	92,048
Less:			
Allowance for doubtful accounts	**6,546**	5,099	4,486
Allowance for sales returns and adjustments	**3,151**	3,524	2,976
	9,697	8,623	7,462
	$ 95,514	$ 92,258	$84,586

Non-current trade accounts receivable relate to balances not due within the next 12 months and are included in other assets.

In fiscal 2002, 2001 and 2000 the Company recorded provisions for its allowances in the amount of $2,187,000, $2,357,000 and $1,604,000, respectively. Changes in the reserve from September 30, 2001 to September 30, 2002 include reserves of $1,628,000 for accounts receivable acquired via acquisitions and recorded through purchase accounting. Charges against the allowances of $1,083,000, $1,226,000, and $933,000 in fiscal 2002, 2001 and 2000, respectively, principally relate to uncollectible accounts written off, net of recoveries. It is the Company's practice to record an estimated allowance for sales returns and adjustments based on historical experience and to record individual charges for sales returns and adjustments directly to revenue as incurred.

NOTE E | Other Current Assets

Other current assets consists of the following (in thousands):

	September 30,	
	2002	2001
Inventory	**$ 6,492**	$ 5,076
Prepaid expenses	**11,343**	10,743
Total	**$17,835**	$15,819

NOTE F | Property, Plant and Equipment

Property, plant and equipment consists of the following (in thousands):

	September 30, 2002	2001
Land	**$ 2,810**	$ 2,810
Building	**13,522**	13,522
Machinery, equipment and software	**62,038**	53,571
Furniture and fixtures	**13,768**	11,957
Leasehold improvements	**5,870**	5,530
	98,008	87,390
Less accumulated depreciation	**59,373**	50,828
	$38,635	$36,562

NOTE G | Goodwill and Other Intangible Assets—Adoption of Statements 141 and 142

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets" (the "Statements"). Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

For acquisitions completed prior to June 30, 2001, the Company has applied the new rules on accounting for business combinations and goodwill and other intangible assets beginning in the first quarter of fiscal 2002. For acquisitions completed after June 30, 2001, the Company has applied the new rules beginning in the fourth quarter of fiscal 2001.

During the three-month period ended March 30, 2002, the Company completed the initial testing of the impairment of goodwill, as of October 1, 2001. As a result of the test, the Company has concluded that no impairment of goodwill existed as of October 1, 2001. In addition, during the three-month period ended September 30, 2002, the Company completed its annual testing of the impairment of goodwill, as of July 1, 2002. As a result of the test, the Company has concluded that no impairment of goodwill existed as of July 1, 2002. Therefore, as a result of these impairment tests, no impairment was recorded in fiscal 2002.

The following table presents the impact of the new standards related to goodwill amortization (and related tax effects) on net income and earnings per share, as if they had been in effect for the fiscal years ended September 30, 2001 and 2000 (in thousands, except per share data).

	Twelve Months Ended September 30, 2002	2001	2000
Reported net income	**$28,827**	$16,504	$15,701
Add back: Goodwill amortization	**—**	3,544	3,022
Adjusted net income	**$28,827**	$20,048	$18,723
Basic earnings per share:			
Reported net income	**$ 1.47**	$ 0.88	$ 0.84
Goodwill amortization	**—**	0.19	0.16
Adjusted net income	**$ 1.47**	$ 1.07	$ 1.00
Diluted earnings per share:			
Reported net income	**$ 1.42**	$ 0.85	$ 0.81
Goodwill amortization	**—**	0.18	0.16
Adjusted net income	**$ 1.42**	$ 1.04	$ 0.96

Certain earnings per share amounts may not sum to the total due to rounding.

Acquired intangible assets subject to amortization are presented in the following table (in thousands).

	Weighted-Average Life in Years	Gross Carrying Value	Accumulated Amortization	Net Book Value
As of September 30, 2002:				
Intangible assets:				
Customer related	**9.5**	**$19,166**	**$6,851**	**$12,315**
Maintenance relationships	**11.9**	**6,267**	**535**	**5,732**
Tax benefits	**10.7**	**2,127**	**309**	**1,818**
Non-compete agreements	**5.1**	**1,908**	**1,228**	**680**
Total intangible assets		**$29,468**	**$8,923**	**$20,545**
As of September 30, 2001:				
Intangible assets:				
Customer related	9.5	$17,198	$4,693	$12,505
Maintenance relationships	12.0	3,233	91	3,142
Tax benefits	8.6	770	99	671
Non-compete agreements	5.4	1,723	1,014	709
Total intangible assets		$22,924	$5,897	$17,027

The amount of goodwill acquired during fiscal 2002 and 2001 is $22.0 million and $17.6 million, respectively.

During fiscal year 2002, the Company recorded amortization expense for intangible assets of $3.0 million. The estimated annual amortization expense for intangible assets for the next five fiscal years is as follows (in thousands):

Fiscal Year Ending September 30,	Estimated Annual Amortization Expense
2003	$3,052
2004	2,673
2005	2,213
2006	2,154
2007	2,138

NOTE H | Acquisitions

On November 29, 2001, the Company completed the acquisition of certain assets and the ongoing business operations of NW Micro-Technics, Inc. ("NWM"), the former Oregon-based Kronos reseller. The aggregate purchase price was not material to the Company's financial position. The results of NWM's operations, which are not material to the Company's results of operations, have been included in the consolidated financial statements since that date. NWM was engaged in the sale and service of employee time and attendance, employee scheduling, data collection and labor management hardware and software systems, including the resale of the Company's products through a reseller relationship. As a result of the acquisition, the Company gains access to existing and prospective customers in the northwestern United States region through its direct sales and service organizations, as well as access to the existing maintenance revenue stream from NWM customers. The deferred revenue related to the maintenance revenue stream, which was recorded at fair value (as determined via amount charged for these services when sold separately), was recognized as the Company had assumed a legal performance obligation as described in EITF 01-03.

On December 28, 2001, the Company completed the acquisition of certain assets and the ongoing business operations of the Integrated Software Business of SimplexGrinnell's Workforce Solutions Division ("SimplexGrinnell"). The aggregate purchase price paid was $22.1 million in cash. The results of SimplexGrinnell's operations have been included in the consolidated financial statements since that date. SimplexGrinnell was engaged in the development, sales and support of integrated workforce management software solutions. As a result of the acquisition, the Company expects to increase its presence in the mid-market sector, which includes companies with between 100 and 1,000 employees.

The transaction was accounted for under the purchase method of accounting and accordingly, the assets and liabilities acquired were recorded at their estimated fair values at the effective date of the acquisition. The goodwill recognized is deductible for income tax purposes. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition (in thousands).

	At December 28, 2001
Accounts receivable	$ 6,678
Customer related intangible asset	1,100
Maintenance relationships intangible asset	2,500
Goodwill	18,026
Other assets	768
Total assets acquired	29,072
Deferred professional services revenue	(1,564)
Deferred maintenance revenue	(5,157)
Other liabilities	(301)
Total liabilities assumed	(7,022)
Net assets acquired	$22,050

In connection with the acquisition of the assets and liabilities of SimplexGrinnell in December 2001, the Company acquired obligations to provide services associated with maintenance contracts and obligations to provide professional services, primarily installation services. The amounts of deferred revenue ascribed to acquired maintenance obligations and professional services amounts to $5.2 million and $1.6 million, respectively. The deferred revenue, which was recorded at fair value (as determined via amount charged for these services when sold separately), was recognized as the Company had assumed a legal performance obligation as described in EITF 01-03. The acquired maintenance arrangements required the Company to provide phone support, bug fixes and unspecified upgrades for the remaining contract terms. The acquired professional services obligations required the Company to provide installation services.

Due to the significant volume of customer maintenance support contracts assumed in conjunction with the SimplexGrinnell acquisition, the Company has not finalized the allocation of the purchase price. The Company anticipates that the allocation of the purchase price will be completed by December 28, 2002.

The following table presents the consolidated results of operations on an unaudited pro forma basis as if the acquisition of SimplexGrinnell had taken place at the beginning of the periods presented. The following table has been prepared on the basis of estimates and assumptions available at the time of this filing that the Company and SimplexGrinnell believe are reasonable under the circumstances (in thousands, except per share data).

Unaudited	Twelve Months Ended September 30, 2002	2001
Total revenues	**$348,946**	$321,699
Net income	**27,664**	12,732
Earnings per share—basic	**$ 1.41**	$ 0.68
Earnings per share—diluted	**$ 1.36**	$ 0.66

The unaudited pro forma results of operations are for comparative purposes only and do not necessarily reflect the results that would have occurred had the acquisitions occurred at the beginning of the periods presented or the results which may occur in the future.

On February 20, 2002, the Company completed the acquisition of certain assets and the ongoing business operations of Packard Business Systems, Inc. ("Packard"), the former West Virginia-based Kronos reseller. The aggregate purchase price was not material to the Company's financial position. The results of Packard's operations, which are not material to the Company's results of operations, have been included in the consolidated financial statements since that date. Packard was engaged in the sale and service of employee time and attendance, employee scheduling, data collection and labor management hardware and software systems, including the resale of the Company's products through a reseller relationship. As a result of the acquisition, the Company gained access to existing and prospective customers in the West Virginia area through its direct sales and service organizations, as well as access to the existing maintenance revenue stream from Packard customers. The deferred revenue related to the maintenance revenue stream, which was recorded at fair value (as determined via amount charged for these services when sold separately), was recognized as the Company had assumed a legal performance obligation as described in EITF 01-03.

On March 18, 2002, the Company completed the acquisition of the outstanding stock of Data Collection Systems Ltd. ("DCS"), a provider of time and attendance applications headquartered in the U.K. The aggregate purchase price was not material to the Company's financial position. The results of DCS's operations, which are not material to the Company's results of operations, have been included in the consolidated financial statements since that date. As a result of the acquisition, the Company gained access to existing and prospective customers in the U.K. through its subsidiary in the U.K., Kronos Systems Ltd., as well as access to the existing maintenance revenue stream from DCS customers. The deferred revenue related to the maintenance revenue stream, which was recorded at fair value (as determined via amount charged for these services when sold separately), was recognized as the Company had assumed a legal performance obligation as described in EITF 01-03.

On July 31, 2002, the Company completed the acquisition of certain assets and the ongoing business operations of Time & Data Systems, Incorporated ("T&D"), the former Utah-based Kronos reseller. The aggregate purchase price was not material to the Company's financial position. The results of T&D's operations, which are not material to the Company's results of operations, have been included in the consolidated financial statements since that date. T&D was engaged in the sale and service of employee time and attendance, employee scheduling, data collection and labor management hardware and software systems, including the resale of the Company's products through a reseller relationship. As a result of the acquisition, the Company gained access to existing and prospective customers in the Utah area through its direct sales and service organizations, as well as access to the existing maintenance revenue stream from T&D customers. The deferred revenue related to the maintenance revenue stream, which was recorded at fair value (as determined via amount charged for these services when sold separately), was recognized as the Company had assumed a legal performance obligation as described in EITF 01-03.

NOTE I | Source Code License Agreement

On March 15, 2002, the Company entered into an agreement with Best Software Inc. ("Best") to acquire a limited license to the source code and object code for Best's human resources and payroll software (Abra Enterprise™). Under the terms of the agreement, Best provided the Abra Enterprise source code to the Company and gave the Company the right to reproduce, market and sublicense the software. The Company is integrating Abra Enterprise into its Workforce Central® suite and is marketing and sublicensing the integrated product suite. Per the terms of the agreement, the Company paid Best a one-time technology delivery fee that is being amortized over a five year period and prepaid certain service fees. These amounts are included in capitalized software and other current assets on the balance sheet. The agreement also requires the Company to pay minimum royalties for the first five years of the agreement with royalty payments based on the number of licensed employees continuing for an aggregate period of ten years.

NOTE J | Capitalized Software

Capitalized software and accumulated amortization consists of the following (in thousands):

	September 30, 2002	2001
Internal development costs	**$59,054**	$47,838
Acquired from third parties	**3,934**	—
	62,988	47,838
Less accumulated amortization	**40,751**	31,240
	$22,237	$16,598

Total internal development costs capitalized were $11,216,000, $11,059,000 and $9,761,000 in fiscal 2002, 2001 and 2000, respectively. Amortization of capitalized software amounted to $9,511,000, $8,249,000 and $8,191,000 in fiscal 2002, 2001 and 2000, respectively. Total research and development expenses charged to operations amounted to $29,153,000, $26,006,000 and $23,188,000 in fiscal 2002, 2001 and 2000, respectively.

NOTE K | Special Charge

A special charge in the amount of $3.7 million was recorded during fiscal 2001. In the second quarter of fiscal 2001, the Company recorded a special charge in the amount of $3.0 million related to the termination of the Company's Crosswinds Technology operations. The Crosswinds Technology Group, which was purchased in May 1999, was responsible for the product development, marketing and sales support of time and attendance applications that operated as a Microsoft Outlook plug-in product. Lower than anticipated sales of these applications, redundant infrastructure and ongoing operating losses resulted in the termination of the stand-alone operating unit. The $3.0 million charge consisted of $1.6 million in termination costs, $1.3 million for the write off of intangible assets and $0.1 million in other costs. In addition, $0.7 million was recorded in the third quarter of fiscal 2001 related to termination costs from a reduction in workforce of approximately 90 employees. The charge was the result of management's effort to streamline operations to better align costs with expected revenues. As of September 30, 2002, the Company did not have any remaining liability related to the special charge.

NOTE L | Lease Commitments

The Company leases certain office space, manufacturing facilities and equipment under long-term operating lease agreements. Future minimum rental commitments under operating leases with non-cancellable terms of one year or more are as follows (in thousands):

Fiscal Year	Operating Lease Commitments
2003	$ 9,803
2004	8,924
2005	8,037
2006	6,157
2007	3,905
Thereafter	3,673
	$40,499

Rent expense was $11,704,000, $9,715,000 and $9,227,000 in fiscal 2002, 2001 and 2000, respectively.

NOTE M | Income Taxes

The provision for income taxes consists of the following (in thousands):

	Year Ended September 30,		
	2002	2001	2000
Current:			
Federal	**$ 8,313**	$ 5,280	$10,449
State	**1,694**	1,140	1,669
Foreign	**898**	491	574
	10,905	6,911	12,692
Deferred:			
Federal	**4,164**	1,729	(3,378)
State	**595**	247	(482)
	4,759	1,976	(3,860)
	$15,664	$ 8,887	$ 8,832

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

	September 30,	
	2002	2001
Deferred tax assets:		
Accounts receivable reserves	**$ 2,115**	$ 2,040
Inventory reserves	**706**	408
Accrued expenses	**1,688**	2,720
Deferred maintenance revenues	**4,695**	6,839
Intangible and goodwill related amortization	**1,581**	2,054
Net operating loss carryforwards of foreign subsidiaries	**125**	188
Total deferred tax assets	**10,910**	14,249
Less valuation allowance	**125**	188
	10,785	14,061
Deferred tax liabilities:		
Capitalized internal development costs	**(7,893)**	(6,639)
Other	**(564)**	(518)
Net deferred tax assets	**2,328**	6,904
Less non-current portion in other (assets) liabilities	**4,565**	(249)
Net current deferred tax asset	**$ 6,893**	$ 6,655

The effective tax rate differed from the United States statutory rate as follows:

	Year Ended September 30,		
	2002	2001	2000
Statutory rate	**35%**	35%	35%
State income taxes, net of federal income tax benefit	**3**	3	4
Goodwill	**—**	2	—
Tax exempt interest	**(1)**	(1)	—
Foreign tax rate differentials	**1**	—	—
Income tax credits	**(3)**	(6)	(4)
Other	**—**	2	1
	35%	35%	36%

As of September 30, 2002, $314,000 of net operating loss carryforwards from foreign operations remain available to reduce future income taxes payable. These net operating loss carryforwards may be carried forward indefinitely. The Company has fully reserved for the net operating loss carryforwards due to the uncertainty of their realizability.

The Company made income tax payments of $6,054,000, $3,641,000 and $7,128,000 in fiscal 2002, 2001 and 2000, respectively.

NOTE N | Net Income Per Share

The following table sets forth the computation of basic and diluted earnings per share.

	Year Ended September 30,		
	2002	2001	2000
Net income (in thousands)	**$28,827**	$16,504	$15,701
Weighted-average shares	**19,608,877**	18,756,510	18,644,007
Effect of dilutive securities:			
Employee stock options	**753,664**	589,818	778,505
Adjusted weighted-average shares and assumed conversions	**20,362,541**	19,346,328	19,422,512
Basic earnings per share	**$ 1.47**	$ 0.88	$ 0.84
Diluted earnings per share	**$ 1.42**	$ 0.85	$ 0.81

NOTE O | Capital Stock, Stock Repurchase Program and Stock Rights Agreement

Capital Stock: The Board of Directors is authorized, subject to any limitations prescribed by law, from time to time to issue up to an aggregate of 1,000,000 shares of preferred stock, $1.00 par value per share, in one or more series, each of such series to have such preferences, voting powers (up to 10 votes per share), qualifications and special or relative rights and privileges as shall be determined by the Board of Directors in a resolution or resolutions providing for the issue of such preferred stock.

During fiscal 2002, the Company entered into a limited number of call option arrangements. The Company's net investment was approximately $3.0 million in these instruments, which includes approximately $0.2 million in gain upon the maturity of one of the arrangements. The Company has classified the call option arrangements as an equity instrument in accordance with the provisions of EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock." The $0.2 million gain, which the Company received, was recorded as an increase to additional paid-in capital.

During fiscal 2000, the Company sold put options that entitled the holder of each option to sell to the Company one share of common stock at an exercise price of $33.33. The 75,000 options expired on June 9, 2000 and the Company chose to settle the obligation with cash. The premium of $169,000, which was received in conjunction with this private placement, was recorded as additional paid-in capital.

Stock Repurchase Program: In fiscal 1997, the Company's Board of Directors implemented a stock repurchase program under which it periodically authorizes, subject to certain business and market conditions, the repurchase of the Company's outstanding common shares to be used for the Company's employee stock option plans and employee stock purchase plan. As of September 30, 2002, the Company's Board of Directors had authorized the repurchase of 3,125,000 common shares, of which 499,975 remain to be repurchased. Under the stock repurchase program, the Company repurchased 542,950, 354,675 and 783,000 common shares in fiscal 2002, 2001 and 2000, respectively, at a cost of $21,301,000, $8,671,000 and $22,364,000, respectively. In addition, the Company is also authorized to and does repurchase mature stock (i.e., stock held by an employee for more than six months) from employees related to the exercise of stock options.

Stock Rights Agreement: The Company has a Stock Rights Agreement, under which each holder of a share of common stock also has one right that initially represents the right to purchase one one-thousandth of a share of a new series of preferred stock at an exercise price of $236, subject to adjustment. The Company reserved 12,500 shares of its preferred stock for issuance under the agreement. The rights may be exercised, in whole or in part, only if a person or group acquires beneficial ownership of 20% or more of the Company's outstanding common stock or announces a tender or exchange offer upon consummation of which, such person or group would beneficially own 25% or more of the Company's common stock. When exercisable, each right will entitle its holder (other than such person or members of such group) to purchase for an amount equal to the then current exercise price, in lieu of preferred stock, a number of shares of the Company's common stock having a market value of twice the right's exercise price. In addition, when exercisable, the Company may exchange the rights, in whole or in part, at an exchange ratio of one share of common stock or one one-thousandth of a share of preferred stock per right. In the event that the Company is acquired in a merger or other business combination, the rights would entitle the stockholders (other than the acquirer) to purchase securities of the surviving company at a similar discount. Until they become exercisable, the rights will be evidenced by the common stock certificates and will be transferred only with such certificates. Under the Agreement, the Company can redeem all outstanding rights at $.01 per right at any time until the tenth day following the public announcement that a 20% beneficial ownership position has been acquired or the Company has been acquired in a merger or other business combination. The rights will expire on November 17, 2005.

NOTE P | Employee Benefit Plans

Stock Option Plans: In February 2002, the stockholders approved the adoption of the 2002 Stock Incentive Plan. Under this plan, the Compensation Committee of the Board of Directors may grant awards in the form of stock options as defined by the plan. In fiscal 2002, under the 2002 Stock Incentive Plan, the Company granted 76,150 shares at a purchase price equal to the fair value of the common stock at the date of grant. As of September 30, 2002, there are 1,623,850 options available for grant.

The 1992 Equity Incentive Plan, which expired under its terms on March 27, 2002, also enabled the Compensation Committee of the Board of Directors of the Company to grant awards in the form of options as defined in the plan. During fiscal 2002, 2001 and 2000, the Company granted under the plan stock options to purchase 838,675, 795,900 and 1,192,050 shares, respectively, of common stock at a purchase price equal to the fair value of the common stock at the date of grant. Options granted in fiscal 2002, 2001 and 2000 under the 1992 Equity Incentive Plan are exercisable in equal installments over a four-year period beginning one year from the date of grant and have a contractual life of four years and six months. No further grants may be made under this plan. Options available for grant under the plan were 1,548,675 and 684,711 at September 30, 2001 and 2000, respectively.

The Company also had several nonqualified and incentive stock option plans adopted from 1979 through 1987. No additional options were granted under these plans since fiscal 1992, all outstanding options have been exercised and all the plans have expired.

The following schedule summarizes the changes in stock options issued under various plans for the three fiscal years in the period ended September 30, 2002. Options exercisable under the plans were 586,740, 695,237 and 747,366 in fiscal 2002, 2001 and 2000, respectively.

	Number of Shares	Weighted-Average Exercise Price Per Share	Exercise Price Per Share
Outstanding at			
September 30, 1999	2,532,104	$11.09	$ 2.17–27.67
Granted	1,192,050	23.31	15.33–43.33
Exercised	(499,475)	9.28	2.17–15.42
Canceled	(291,342)	16.34	7.78–25.42
Outstanding at			
September 30, 2000	2,933,337	15.84	2.17–43.33
Granted	795,900	21.38	18.63–26.79
Exercised	(795,706)	11.19	2.17–25.42
Canceled	(159,864)	18.51	7.78–25.42
Outstanding at			
September 30, 2001	2,773,667	18.61	2.22–43.33
Granted	914,825	28.34	26.65–44.00
Exercised	(949,344)	14.92	2.22–27.67
Canceled	(97,961)	22.01	7.78–39.92
Outstanding at			
September 30, 2002	**2,641,187**	**$23.18**	**$12.28–44.00**

As discussed in Note A, the Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and continues to account for stock-based compensation under APB 25. Generally no compensation expense is recorded with respect to the Company's stock option and employee stock purchase plans.

The following summarizes information about options outstanding and exercisable at September 30, 2002:

	Outstanding			Exercisable	
Exercise Price Per Share	Number of Shares	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price Per Share	Number of Shares	Weighted-Average Exercise Price Per Share
$12.28–18.00	341,877	0.6 years	$12.67	195,333	$12.79
18.63–19.92	303,203	2.2 years	18.63	106,857	18.63
20.33–24.00	603,220	2.6 years	21.61	111,958	21.66
25.04–27.67	1,273,237	2.7 years	26.05	162,092	25.06
35.21–44.00	119,650	3.6 years	42.19	10,500	42.17
$12.28–44.00	2,641,187	2.4 years	$23.18	586,740	$19.46

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	September 30,		
	2002	2001	2000
Expected volatility	**55.8%**	50.9%	49.4%
Risk-free interest rate	**3.9%**	5.6%	6.1%
Expected lives (in years)	**3.7**	3.8	3.9

The Company has not paid and does not anticipate paying cash dividends; therefore, the expected dividend yield is assumed to be zero.

The weighted-average fair value of options granted under the 1992 Equity Incentive Plan during fiscal 2002, 2001 and 2000 was $12.25, $9.54 and $10.44, respectively. The weighted-average fair value of options granted under the 2002 Equity Incentive Plan during fiscal 2002 was $18.94.

For purposes of the pro forma disclosure below, the estimated fair value of the Company's stock-based compensation plan and the estimated benefit derived from the Company's 1992 Employee Stock Purchase Plan is amortized to expense over the options' vesting period. The Company's pro forma net income and net income per share for the years ended September 30, 2002, 2001 and 2000 are as follows:

	2002	2001	2000
Net income (in thousands):			
As reported	**$28,827**	$16,504	$15,701
Pro forma	**22,006**	11,740	12,275
Earnings per share:			
As reported	**$ 1.42**	$ 0.85	$ 0.81
Pro forma	**1.08**	0.61	0.63

Stock Purchase Plan: In accordance with the 1992 Employee Stock Purchase Plan, eligible employees may authorize payroll deductions of up to 10% of their compensation (not to exceed $12,500 in a six-month period) to purchase shares at the lower of 85% of the fair market value of the Company's common stock at the beginning or end of the six-month option period. During fiscal 2002, 165,647 shares were issued to employees at prices ranging from $23.21 to $25.92 per share.

At September 30, 2002, a total of 4,669,029 shares of common stock were reserved for issuance. Included in this amount are 1,700,000 shares for the 2002 Stock Incentive Plan, 2,565,037 shares for the 1992 Equity Incentive Plan and 403,992 shares for the Employee Stock Purchase Plan.

Defined Contribution Plan: The Company sponsors a defined contribution savings plan for the benefit of substantially all employees. Company contributions to the plan are based upon a matching formula applied to employee contributions. Total expense under the plan was $2,477,000, $2,210,000 and $1,835,000 in fiscal 2002, 2001 and 2000, respectively.

NOTE Q | Additional Stock Option Program Information (Unaudited)

Option Program Description: The Company intends that its stock option program be its primary vehicle for offering long-term incentives and rewarding its executives and key employees. Stock options are granted to key employees based upon prior performance, the importance of retaining their services for the Company and the potential for their performance to help the Company attain its long-term goals. There is no set formula for the award of options to individual executives or employees.

Stock options are generally granted annually in conjunction with the Compensation Committee's formal review of the individual performance of its key executives, including its Chief Executive Officer, and their contributions to the Company. In fiscal 2002, 75% of the options granted went to employees other than the top five officers ("Named Executive Officers"). All the options awarded are granted from the same plan. Options, which are granted at the fair market value on the date of grant, typically vest annually over a four-year period beginning one year from the date of grant and have a contractual life of four years and six months.

Distribution and Dilutive Effect of Options:

Employee and Executive Option Grants as of September 30,

	2002	2001	2000
Net grants during period as % of outstanding shares	**4.7%**	4.2%	6.4%
Grants to Named Executive Officers* during period as % of options granted	**25.3%**	17.0%	19.7%
Grants to Named Executive Officers* during period as % of shares outstanding	**1.2%**	0.7%	1.3%

**For a list of the Named Executive Officers in fiscal 2002, please refer to the Company's definitive proxy statement for the 2003 Annual Meeting of Stockholders to be held on February 6, 2003 under the caption "Executive Compensation." The figures for fiscal 2001 and fiscal 2000 reflect the Named Executive Officers in those years.*

General Option Information:

Summary of Option Activity

(in thousands, except per share data)

	Shares Available for Options	Number of Shares	Weighted-Average Exercise Price Per Share
Outstanding at September 30, 2001	1,549	2,774	$18.61
Grants	(915)	915	28.34
Exercises	—	(950)	14.92
Cancellations(1)	(710)	(98)	22.01
Additional shares reserved	1,700	—	—
Outstanding at September 30, 2002	**1,624**	**2,641**	**$23.18**

(1) Includes 808,000 shares cancelled under the 1992 Equity Incentive Plan, which expired under its terms on March 27, 2002.

In-the-Money and Out-of-the-Money Option Information as of September 30, 2002

(in thousands, except per share data)

	Exercisable		Unexercisable		Total	
	Shares	Weighted-Average Exercise Price Per Share	Shares	Weighted-Average Exercise Price Per Share	Shares	Weighted-Average Exercise Price Per Share
In-the-Money	414	$16.69	834	$19.30	1,248	$18.44
Out-of-the-Money(1)	173	$26.10	1,220	$27.62	1,393	$27.43
Total Options Outstanding	587	$19.46	2,054	$24.24	2,641	$23.18

(1) Out-of-the-Money options are those options with an exercise price equal to or above the closing price of $24.63 at the end of the fiscal year.

Executive Options: The following tables summarize option grants and exercises during the fiscal year ended September 30, 2002 to the Company's Chief Executive Officer and each of the four other most highly compensated executive officers and the value of the options held by such persons at the end of fiscal 2002.

Options Granted to Named Executive Officers

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term[4]	
Name	Number of Securities Underlying Options Granted[1]	Percent of Total Options Granted to Employees in Fiscal Year[2]	Exercise or Base Price Per Share[3]	Expiration Date	5%	10%
Mark S. Ain	60,000	6.6%	$26.65	04/02/06	$393,184	$859,151
CEO and Chairman	9,000	1.0%	44.00	08/25/06	97,374	212,773
Paul A. Lacy	37,500	4.1%	26.65	04/02/06	245,740	536,969
Exec. V.P. and Chief Financial & Administrative Officer	7,500	0.8%	44.00	08/25/06	81,145	177,310
Aron J. Ain	37,500	4.1%	26.65	04/02/06	245,740	536,969
Exec. V.P. and Chief Operating Officer	7,500	0.8%	44.00	08/25/06	81,145	177,310
Peter C. George	30,000	3.3%	26.65	04/02/06	196,592	429,575
V.P., Engineering & Chief Technology Officer	6,000	0.7%	44.00	08/25/06	64,916	141,849
James Kizielewicz	30,000	3.3%	26.65	04/02/06	196,592	429,575
V.P., Marketing and Corporate Strategy	6,000	0.7%	44.00	08/25/06	64,916	141,849

(1) Each option vests in four equal annual installments commencing one year from the date of grant.

(2) Based on an aggregate of 914,825 shares subject to options granted to employees of the Company in fiscal 2002.

(3) The exercise price of each option was equal to the fair market value of the Company's common stock on the date of grant as reported by The Nasdaq National Market®.

(4) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date (and are shown net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise of the options or the sale of the underlying shares). Actual gains, if any, on stock option exercises will depend on the future performance of the common stock, the optionholder's continued employment with the Company through the option vesting period and the date on which the options are exercised.

Option Exercises and Remaining Holdings of Named Executive Officers

Name	Shares Acquired on Exercise	Value Realized[1]	Number of Securities Underlying Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End[2] Exercisable/Unexercisable
Mark S. Ain	146,250	$5,106,397	99,375/157,125	$660,431/314,044
Paul A. Lacy	33,300	1,025,046	45,000/93,000	275,910/160,830
Aron J. Ain	34,200	1,035,738	45,000/93,000	275,910/160,830
Peter C. George	22,500	696,827	29,062/67,688	188,519/142,148
James Kizielewicz	25,313	562,002	12,375/73,125	100,969/136,181

(1) Represents the difference between the exercise price and the fair market value of the common stock on the date of exercise.

(2) Based on the fair market value of the common stock on September 30, 2002 ($24.63), the last day of the Company's 2002 fiscal year, less the option exercise price.

Report of Ernst & Young LLP, Independent Auditors

Board of Directors and Shareholders
Kronos Incorporated

We have audited the accompanying consolidated balance sheets of Kronos Incorporated as of September 30, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kronos Incorporated at September 30, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note G to the financial statements, the Company changed its method of accounting for acquisitions consummated subsequent to June 30, 2001 and effective October 1, 2001 the Company changed its method of accounting for goodwill.


Ernst & Young LLP

Boston, Massachusetts
October 25, 2002

Selected Quarterly Financial Data (Unaudited)

In thousands, except share data	Sept. 30, 2002	June 29, 2002	March 30, 2002	Dec. 29, 2001
	Three Months Ended[1,2]			
Net revenues	$99,244	$87,070	$79,934	$76,129
Gross profit	$63,076	$52,194	$48,608	$46,861
Net income	$10,360	$ 6,497	$ 5,773	$ 6,197
Net income per common share:				
Basic	$ 0.53	$ 0.33	$ 0.29	$ 0.32
Diluted	$ 0.52	$ 0.32	$ 0.28	$ 0.30
Average common shares and assumed conversions outstanding:				
Basic	19,612,567	19,658,011	19,760,008	19,404,923
Diluted	19,946,839	20,349,674	20,765,450	20,388,203

In thousands, except share data	Sept. 30, 2001	June 30, 2001	March 31, 2001	Dec. 30, 2000
	Three Months Ended[1,2]			
Net revenues	$86,726	$75,750	$67,633	$65,181
Gross profit	$56,173	$47,676	$39,352	$39,288
Net income (loss)	$10,330	$ 4,318	$ (932)	$ 2,789
Pro forma net income[3]	$11,319	$ 5,627	$ 2,104	$ 3,614
Net income (loss) per common share:				
Basic	$ 0.54	$ 0.23	$ (0.05)	$ 0.15
Diluted	$ 0.52	$ 0.23	$ (0.05)	$ 0.15
Pro forma net income per common share[3]:				
Basic	$ 0.60	$ 0.30	$ 0.11	$ 0.19
Diluted	$ 0.57	$ 0.29	$ 0.11	$ 0.19
Average common shares and assumed conversions outstanding[4]:				
Basic	18,975,281	18,750,018	18,747,669	18,553,073
Diluted	19,711,056	19,164,780	18,747,669	19,217,544

(1) The Company follows a system of fiscal months as opposed to calendar months. Under this system, the first eleven months of each fiscal year end on a Saturday. The last month of the fiscal year always ends on September 30.

(2) The presentation of amounts per share and shares outstanding have been restated to reflect the Company's three-for-two stock split effected in the form of a stock dividend that was paid on November 15, 2001 to stockholders of record as of November 5, 2001.

(3) For comparability, the pro forma net income and net income per common share amounts reflect the elimination of the fiscal 2001 special charge of $3.0 million and $0.7 million in the periods ended March 31, 2001 and June 30, 2001, respectively, related to the termination of the Company's CrossWind operations and costs of severance and other benefits related to a workforce reduction, as well as the elimination of goodwill amortization resulting from the application of new accounting provisions in the amounts of $1.2 million in the three-month period ended December 30, 2000, $1.3 million in the three-month period ended March 31, 2001, $1.3 million in the three-month period ended June 30, 2001 and $1.5 million in the three-month period ended September 30, 2001.

(4) For the three-month period ended March 31, 2001, diluted weighted-average common shares, on a pro forma basis were 19,291,934.

Corporate and Shareholder Information

Stock Market Information

The Company's common stock is traded on the Nasdaq National Market® under the symbol KRON. The following table sets forth the high and low sales prices for fiscal 2002 and fiscal 2001. Such over-the-counter market quotations reflect interdealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

Fiscal 2002	High	Low
First quarter	$53.050	$25.433
Second quarter	$60.400	$42.000
Third quarter	$47.590	$26.010
Fourth quarter	$34.050	$23.460

Fiscal 2001	High	Low
First quarter	$28.167	$19.083
Second quarter	$26.750	$18.167
Third quarter	$27.333	$16.708
Fourth quarter	$35.667	$22.833

Holders

On November 29, 2002 there were approximately 4,500 shareholders of record of the Company's common stock.

Dividends

The Company has not paid cash dividends on its common stock, and the present policy of the Company is to retain earnings for use in its business.

Registrar and Transfer Agent

EquiServe Trust Company
P.O. Box 43023
Providence, RI 02940-3023
Telephone: 877-282-1169
www.equiserve.com

Please contact Investor Relations at Kronos headquarters if you wish to receive copies of our annual reports, SEC filings, or product literature.

Any communications concerning address changes, share certificates, and shareholder accounts should be directed to our Registrar and Transfer Agent.

Annual Meeting

The annual meeting of shareholders will be held at 10:00 a.m. on Thursday, February 6, 2003 at Kronos Incorporated Headquarters, 297 Billerica Road, Chelmsford, MA 01824.

Directors

Mark S. Ain
Chief Executive Officer and Chairman

W. Patrick Decker
Retired President and Chief Operating Officer, Kronos Incorporated

Richard J. Dumler
General Partner, Milestone Venture Partners II L.P.
General Partner, Lambda Management L.P.

David B. Kiser
Independent Management Consultant

D. Bradley McWilliams
Senior Vice President and Chief Financial Officer, Cooper Industries, Ltd.

Lawrence Portner
Retired Vice President, Software Engineering, Data General Corporation and Digital Equipment Corporation

Samuel Rubinovitz
Retired Director and Executive Vice President, PerkinElmer, Inc.

Executive Management Team

Mark S. Ain
Chief Executive Officer and Chairman

Paul A. Lacy
Executive Vice President and Chief Financial and Administrative Officer

Aron J. Ain
Executive Vice President and Chief Operating Officer

James Kizielewicz
Vice President, Marketing and Corporate Strategy

Laura Vaughan
Vice President, Sales of the Americas

Joseph DeMartino
Vice President, Worldwide Customer Service

Peter George
Vice President, Engineering and Chief Technology Officer

Lloyd B. Bussell
Vice President, Manufacturing

Headquarters

Kronos Incorporated
297 Billerica Road
Chelmsford, Massachusetts 01824
Telephone: 978-250-9800
Fax: 978-367-5900
http://www.kronos.com

Subsidiaries

Kronos Computerized Time Systems, Inc.
Toronto, Ontario

Kronos, Les Systèmes de Pointage Informatisés, Inc.
Montréal, Québec

Kronos Systems Limited
Wokingham, United Kingdom

Kronos de México, S.A. de C.V.
México, D.F.

Kronos Australia Pty., Ltd.
Sydney, Australia

Kronos Brasil, LTDA
São Paulo, Brasil



KRONOS®

Improving the Performance of People and Business™

Kronos Incorporated 297 Billerica Road Chelmsford, MA 01824
(800) 225-1561 (978) 250-9800 www.kronos.com

4702918-001 Rev. A
KROCM-AR-03